CYTODYN, INC.
PROXY STATEMENT and
ANNUAL REPORT 2005

CYTODYN2005

WHERE SCIENCE MAKES THE DIFFERENCE

NEW APPROACH TO AIDS TREATMENT

HOW THE IMMUNE SYSTEM PROTECTS US

The immune system works by sending different types of white blood cells into the body to search for and destroy invading pathogens such as bacteria and viruses.


White blood cells
Red blood cells

One way this is accomplished is through white blood cell types CD4 "helper" cells, CD8 "killer" cells and macrophages.

■ The **CD8 killer cells** look for viruses and infected cells, and when they recognize one they release an enzyme that causes the infected cell to self-destruct.


CD8 killer cell

■ When **CD4 helper cells** detect invading material they activate macrophages that ingest the invaders. Helper cells also induce the body to produce even more immune cells.


CD4 helper cell

WHAT HAPPENS TO THE IMMUNE SYSTEM WITH HIV/AIDS

When a person has HIV, the virus causes the killer cells to indiscriminately destroy the helper cells. When helper cells are greatly reduced, the body can no longer protect itself from HIV or the infections and cancers that characterize AIDS.


HIV
HIV
A molecule on the killer cell mistakes the helper cell as an invader, sends out enzyme
HIV
HIV
CD8 killer cell
Helper cell self-destructs
CD4 helper cell

■ **Most therapies for HIV infection involve drugs that attempt to knock out the virus cells themselves.**

HOW CYTOLIN HELPS TO FIGHT HIV/AIDS

Cytolin attempts to maintain the immune system by blocking the molecule on the killer cell that mistakenly sees the helper cells as invaders. The helper cells are not destroyed and the immune system stays up and running.


X
CD8 killer cell

■ **The idea is to use this approach in addition to antiviral drugs so that both fronts are addressed.**

SOURCES: Wikipedia; CytoDyn; NIH

Artist CAROL COOPERRIDER

CytoDyn, Inc.

227 E. Palace Ave., Suite M
Santa Fe, NM 87501
505-988-5520

FY 2005-2006: A year of challenges and accomplishments.

Dear Shareholder:

This past fiscal year has been a period of challenges and accomplishments. Our shares are now trading on the Over The Counter Bulletin Board under the symbol CYDY.OB. Yahoo finance provides all of our recent stories under the "Headlines" for our ticker symbol.

One such story discloses that Dr. Jacob Lalezari at Quest Clinical Research in San Francisco is our designated Principal Investigator. We encourage you to read his comments and credentials. The physicians and scientists who have agreed to be on our Scientific Advisory Board are likewise highly qualified.

On the subject of people, we are pleased to urge your vote for Dr. Vera Stecher, a clinical director at Pfizer, as the newest member of our Board of Directors. We're sure you'll be impressed by her curriculum vitae, which is included in the attached Proxy Statement.

On the financial side, we have been talking to several funds and investment bankers, taking care to avoid hedge fund pipes that can lead to a "death spiral." As of this writing, we are finalizing one investment banking deal and are seriously considering another. In the meantime, Management must maintain a tight reign on expenses and grow our staff gradually.

Among the challenges that lay ahead are the need to complete capitalization while protecting our market value, dealing with regulatory agencies that are undergoing cultural changes, and defending our technology against attempts to misappropriate it. These are common problems faced by emerging biotech companies.

We urge you to read the attached 10-KSB and Proxy Statement, which are incorporated in this letter by reference. We hope to see you in California where Dr. Pence and her colleagues can answer any questions you might have about drug development, excluding insider information. (Dr. Pence heads up our Contract Research Organization and is a key member of our team.) All shareholders of record at the close of business on December 30, 2005 may vote at the meeting. However, to ensure your representation, we urge you to mark, sign, date and return the Proxy in the envelope provided at your earliest convenience. Should you be able to attend the meeting, you can vote in person even if you have returned a Proxy.

Although biotechnology is an inherently challenging industry and many challenges remain, when I look back at what CytoDyn has accomplished over this past year, I am proud of the dedicated and hard working people who have achieved so much.

Allen D. Allen
President and CEO
December 30, 2005

CYTODYN, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JANUARY 31, 2006

TO OUR SHAREHOLDERS:

You are cordially invited to the Annual Meeting of Shareholders of CytoDyn, Inc., a Colorado corporation. The meeting will be held on Tuesday, January 31, 2006 at 11:00 a.m., local time, at Sportsmens Lodge, 12825 Ventura Blvd, Studio City, California 91604 for the following purposes (as more fully described in the Proxy Statement accompanying this Notice):

1. To elect five directors to serve for a term until the 2006 Annual Meeting of Shareholders or until his or her successor is elected.

2. To ratify the appointment of Cordovano and Honeck, P.C. as our independent registered public accounting firm for the fiscal year ending May 31, 2006.

3. To approve the company's proposed 2005 Stock Incentive Plan.

4. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Our Board of Directors recommends that you vote in favor of the foregoing items of business, which are more fully described in the Proxy Statement accompanying this notice.

Only our shareholders of record at the close of business on January 3, 2006 are entitled to notice of and to vote at the meeting.

All shareholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to mark, sign, date and return the enclosed Proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any shareholder attending the meeting may vote in person even if he or she has returned a Proxy.

FOR THE BOARD OF DIRECTORS

Allen D. Allen , *Chairman*

E*xecutive Officer and Director*

Cyto/Proxy

YOUR VOTE IS IMPORTANT

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE.

CYTODYN, INC.

PROXY STATEMENT FOR THE 2005 ANNUAL MEETING OF SHAREHOLDERS JANUARY 31, 2006

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed Proxy is solicited on behalf of the Board of Directors of CytoDyn, Inc., for use at the Annual Meeting of Shareholders to be held Tuesday January 31, 2006 at 11:00 a.m., local time, or at any postponement or adjournment thereof (the "Annual Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at The Sportsmen Lodge, 12825 Ventura Blvd. Studio City, California 91604. The telephone number at that location is (818) 769-4700 or (800) 821-8511 in US & Canada.

Record Date and Principal Share Ownership

Holders of shares of our common stock of record at the close of business on January 3, 2006 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. The shares of our common stock are our only class of voting securities. As of the Record Date, approximately 8,613,807 shares of our common stock were issued and outstanding and held of record by approximately _ shareholders.

Revocability of Proxies

Shareholders who execute proxies retain the right to revoke them at any time before they are voted. Any proxy given by a shareholder may be revoked or superseded by executing a later dated proxy, by giving notice of revocation to Secretary, CytoDyn, Inc., 227 E Palace, Suite M, Santa Fe, New Mexico 87501 in writing prior to or at the meeting or by attending the meeting and voting in person.

Shareholders Sharing the Same Last Name and Address

In accordance with notices we sent to certain shareholders, we are sending only one copy of our annual report and proxy statement to shareholders who share the same last name and address, unless they have notified us that they want to continue receiving multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources.

If you received a householded mailing this year and you would like to have additional copies of our annual report and/or proxy statement mailed to you or you would like to opt out of this practice for future mailings, please submit your request to Secretary, CytoDyn, Inc., 227 E. Palace Ave, Suite M, Santa Fe, NM 87501.

Voting and Solicitation

Each shareholder is entitled to one vote for each share held as of the Record Date. Shareholders will not be entitled to cumulate their votes in the election of directors.

The cost of soliciting proxies will be borne by us. We expect to reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors, officers, and regular employees, without additional compensation, personally or by telephone or facsimile.

Quorum; Abstentions; Broker Non-votes

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the Inspector of Elections appointed for the meeting who will determine whether or not a quorum is present.

The required quorum for the transaction of business at the Annual Meeting is a majority of the votes eligible to be cast by holders of shares of our common stock issued and outstanding on the Record Date. Shares that are voted "FOR," "AGAINST" or "WITHHELD FROM" a matter are treated as being present at the meeting for purposes of establishing a quorum and are also treated as shares entitled to vote at the Annual Meeting with respect to such matter.

Abstentions and broker non-votes are each included in the determination of the number of shares present and voting for the purpose of determining whether a quorum is present. Broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker does not receive voting instructions from the beneficial owner, and (2) the broker lacks discretionary authority to vote the shares.

Abstentions will be treated as shares present and entitled to vote for purposes of any matter requiring the affirmative vote of a majority or other proportion of the shares present and entitled to vote. Accordingly, abstentions will have the same effect as a vote against the proposal. With respect to shares relating to any proxy as to which a broker non-vote is indicated on a proposal, those shares will not be considered present and entitled to vote with respect to any such proposal. Thus, a broker non-vote will not affect the outcome of the voting on a proposal. Abstentions or broker non-votes or other failures to vote will have no effect in the election of directors, who will be elected by a plurality of the affirmative votes cast.

Any proxy which is returned using the form of proxy enclosed and which is not marked as to a particular item will be voted for the election of the directors, for the ratification of Cordovano and Honeck, P.C. as our independent registered public accounting firm for the year ending May

31, 2006, for the approval of the 2005 Stock Incentive Plan, and as the proxy holders deem advisable on other matters that may come before the meeting, as the case may be, with respect to the items not marked.

Other Business; shareholder Proposals

We do not intend to present any other business for action at the Annual Meeting and do not know of any other business to be presented by others.

Pursuant to our bylaws, in order for business to be properly brought by a shareholder before an annual meeting, our Secretary must receive, at our corporate office, written notice of the matter not less than 120 days prior to the first anniversary of the date our proxy statement was released to shareholders in connection with the preceding year's annual meeting. We did not receive any such notices from our shareholders for matters to be considered at the Annual Meeting.

Under Rule 14a-4 promulgated under the Securities Exchange Act of 1934, as amended, if a proponent of a proposal fails to notify us at least 45 days prior to the current year's anniversary of the date of mailing of the prior year's proxy statement, then we will be allowed to use our discretionary voting authority under proxies solicited by us when the proposal is raised at the meeting, without any discussion of the matter in the proxy statement. We were not notified of any shareholder proposals to be addressed at our Annual Meeting, and will therefore be allowed to use our discretionary voting authority if any shareholder proposals are raised at the meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of January 2, 2005, by (i) each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of our directors, (iii) each of the executive officers named in the Summary Compensation Table, and (iv) all of our directors and executive officers as a group.

Name And Address of Beneficial Owner (1)	Amount And Nature of Beneficial Ownership (2)	Approximate Percent Owned
DIRECTORS AND NAMED EXECUTIVE OFFICERS		
Allen D. Allen	2,118,515	24.6%
Wellington A. Ewen (3)	-0-	*
Corinne e. Allen	1,604,071	18.6%
Ronald J Troop	-0-	*
Daniel M. Strickland	8,476	*
Peggy J. Pence	-0-	*
All Officers and Directors as a Group	3,731,062	43.2%

* Less than 1%

(1) Unless otherwise indicated, the business address of each shareholder is c/o CytoDyn, Inc., 227 E. Palace Ave, Suite M, Santa Fe, New Mexico 87501.

(2) Each shareholder has sole voting and investment power for the shares they beneficially own. This table is based upon information supplied by officers, directors, principal shareholders, and Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options and warrants currently exercisable, or exercisable within 60 days of the January 3, 2006, are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. Except as otherwise noted, we believe that each of the shareholders named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws.

(3) Mr. Ewen has options to purchase 150,000 shares of common stock in connection with an employment agreement. We know of no arrangements concerning anyone's ownership of stock, which may, at a subsequent date, result in a change of control

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, officers and beneficial owners of more than 10% of our common stock to file reports of ownership and reports of changes in the ownership with the Securities and Exchange Commission. Such persons are required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms submitted to us during the year ended May 31, 2005, we believe that all Section 16(a) filing requirements applicable to our officers and directors were complied with.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Director and Nominees for Director

Our Board of Directors currently consists of five persons, all of whom are standing for reelection at the Annual Meeting. In the event that any person nominated as a director becomes unavailable or declines to serve as a director at the time of the Annual Meeting, the proxy holders will vote the proxies in their discretion for any nominee who is designated by the current Board of Directors to fill the vacancy. It is not expected that any of the nominees will be unavailable to serve.

The name of the nominees for election to the Board of Directors at the Annual Meeting, age as of the Record Date, and certain information are set forth below.

Name	Age	Principal Occupation
Allen D. Allen	69	Chief Executive Officer, CytoDyn
Corinne E. Allen	38	Vice President Business Development, Secretary, Treasurer, CytoDyn
Daniel M. Strickland, MD	60	Physician specializing in reproductive endocrinology
Vera Stecher, Phd.	55	Medical Director, Pfizer Global Pharmaceuticals Inc. - pioneered Viagra
Wellington A. Ewen	65	Chief Financial Officer CytoDyn

Allen D. Allen. Mr. Allen has been our chairman of our board and our president and chief executive officer since October, 2003. Before joining CytoDyn, he was the chairman of the board of directors and chief executive officer of CytoDyn of New Mexico, Inc., since its inception in 1994. from 1990 to 1994 he was a research associate with Olive View-UCLA Medical Center where he collaborated and published with various medical professors oribinal research on HIV, dermatology and general immunology and was the co-investigator on an autologous vaccine study. From1986 to 1990 Mr. Allen was director of scientific affairs, Center for Viral Diseases, Northridge, California, where he conducted and published original research on a large cohort of patients with complex constellations of neuroimmunologic complaints. From 1971 to 1986 he was president of Algorithms, Incorporated where he conducted and published original research in the areas of artificial intelligence, perception, man and machine systems and societal engineering. Over the past thirty years, he has published numerous papers in the peer review science and medical journals. He has also served as an investigator on clinical research sponsored by major pharmaceutical companies, such as Ortho Biotech, Johnson & Johnson, and Sanofi-Winthrop. Mr. Allen invented and patented the family of HIV/AIDS therapies licensed to CytoDyn. He is a member of the American Physical Society and the American Federation of Scientists, a life member of the Institute of Electrical and Electronics Engineers, and a founding member of the Editorial Board of Physics Essays. Mr. Allen received an Associates of Arts degree from the University of California at Berkeley in 1957 and attended the University of California at Los Angeles from 1957 to 1959. In 1953 he received a national ARS Student Award in aeronautics from the American Rocket Society (now the Institute of Aeronautics and Astronautics). Mr. Allen is the father of Corinne E. Allen, our Vice President of Business Development.

Corinne E. Allen, CPA. Ms. Allen has been a director and our secretary and treasurer since October 2003, and was until May 2004, our chief financial officer. In May 2004, Ms. Allen became the vice president of business development. From April 1995 to October 2003, she served as secretary and treasurer of CytoDyn of New Mexico, Inc. where she was also a director from June, 1994 to October 2003. Ms. Allen is a licensed Certified Public Accountant. From 1999 to 2003, Ms. Allen was employed as a senior manager at Deloitte & Touche, and, from 1992 to 1998 was a CPA at Hallquist Jones P.C. She has over 17 years experience in the accounting industry. Ms. Allen received a B.S. in Business Administration from California State University Northridge with a specialty in Accounting Theory and Practice in 1992. She has been a Certified Public Accountant since January 1997. Ms.Allen is the daughter of Allen D. Allen.

Daniel M. Strickland, MD. Dr. Strickland has been a director of CytoDyn, Inc. since October, 2003. He served as a director of CytoDyn of New Mexico, Inc. from 1999 to October 2003. From 1995 to 1998 he practiced with Reproductive Endocrinologists, PC, Augusta, Georgia. From 1998 to the present he has practiced with the Women's Health Clinic in West Jefferson, North Carolina. From 1989 to 1995, Dr. Strickland was Chief, Reproductive Endocrinology, Ob-Gyn Services Division, Saudi Aramco Medical Services Organization in Dhahran, Saudi Arabia. From 1986 to 1989, Dr. Strickland served as Clinical Associate Professor at the University of Texas Health Science Center in San Antonio, Texas. Dr. Strickland served as a nuclear engineer for the U.S. Air Force before he became a physician. Dr. Strickland is board certified by the National Board of Medical Examiners. He received training designations from the American College of Surgeons, and the American Heart Association for Advanced Trauma Life Support and Advanced Cardiac Life Support. He holds U.S. patent No. 3,909,624 for a Split-Ring Marx Generator Grading. Dr. Strickland received a Bachelor of Science in Physics from the University of Georgia in 1966, and a Master of Science in Nuclear Engineering from the Air Force Institute of Technology in 1969. Dr. Strickland received his Doctorate of Medicine from Medical College of Georgia in 1977.

Vera J. Stecher, Phd. Dr. Stecher has been a Medical Director at Pfizer, Inc. Pfizer Global Pharmaceuticals since 1996. This will be her first term serving as Director for CytoDyn, Inc. Dr. Stecher was instrumental in the development of Viagra, one of the nation's top 3 selling drugs on the market today. She brings extensive knowledge and experience in the pharmaceutical industry to CytoDyn. From 1994 to the present she has been employed by Pfizer. From 1987 to 1994 she was a project team leader at Sanofi-Winthrop, and from 1981 to 1987 she served as Section Head of Immunology at the Sterling Winthrop Research Institute. Dr. Stecher is the recipient of the Dr. Heinz Karger Memorial Prize for Biochemical Immunology as well as the New York University's Founders' Award. Dr. Stecher is a member of many professional societies and has published numerous papers in the peer-review journals. She holds a Ph.D. (honors) from New York University Medical School, Department of Pathology, Immunology /Basic Medical Sciences. She also holds a M.S. degree from University of Wisconsin, Zoology Dept, Immunology/Biochemistry and a B.A. (cum lade) from University of Buffalo, Biology Dept.

Wellington A. Ewen, CPA, MBA. Mr. Ewen, has been our chief financial officer since May 6, 2004. From 1988 until 2000, Mr. Ewen was owner of Wellington Ewen & Associates in Malibu, California, which represented many clients as financial and accounting consultants. He also served as financial and accounting officer for several development stage pharmaceutical companies, including Entropin, Inc. from April 1998 to June, 2000. From February, 1999 until his resignation in 2000, he was the chief financial officer of Amerimmune, Inc. From January, 2000 to July, 2000, he also served as a manager at PriceWaterHouseCoopers in Los Angeles, California. Mr. Ewen is currently licensed as a CPA in Oregon. He received his Bachelor of Science in 1963 and Master of Business Administration from Cornell University in 1964.

Vote Required

The nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to be voted for them shall be elected directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum for the transaction of business, but have no other legal effect under Colorado law.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES SET FORTH ABOVE.

Board Meetings, Committees and Directors Compensation

Our Board of Directors held no meetings during the fiscal year ended May 31, 2005. Although we have no formal policy requiring director attendance at annual meetings of shareholders, directors are encouraged to attend the annual meetings of shareholders.

We currently do not have audit committee. Our Board of Directors acts as our audit committee. Similarly, the Board of Directors has determined that we do not have an audit committee financial expert as defined under the Exchange Act rules. We have been seeking, and continue to seek, an independent person to fill this role.

It is our policy that director candidates recommended by shareholders will be given appropriate consideration in the same manner as other director candidates presented to the Board of Directors. Shareholders who wish to submit a director candidate for consideration by the Board of Directors may do so by submitting a comprehensive written resume of the recommended nominee's business and educational experience and background and a consent in writing signed by the recommended nominee that he or she is willing to be considered as a nominee and if nominated and elected, he or she will serve as a director. Shareholders should send their written recommendations of nominees accompanied by the candidate's resume and consent to: Board of Directors, c/o CytoDyn, 227 E. Palace Ave, Suite M, Santa Fe, New Mexico 87501. No director nominations by shareholders have been received as of the filing of this proxy statement.

Shareholder Communications to the Board of Directors

Shareholders may submit communications to our Board of Directors or any individual members of the Board of Directors by addressing a written communication to: Board of Directors, c/o CytoDyn, Inc., 227 E Palace Avenue, Suite M, Santa Fe, New Mexico 87501. Shareholders should identify in their communication the addressee whether it is our Board of Directors or any individual member of the Board of Directors. Shareholder communications will be forwarded to our Secretary. Secretary will acknowledge receipt to the sender, unless the sender has submitted the communication anonymously, and forward a copy of the communication to the addressee on our Board of Directors or if the communication is addressed generally to our Board of Directors to our Chairperson of the Board of Directors.

Compensation of Directors

Our directors did not receive any compensation for their services as directors.

Compensation Committee Interlocks and Insider Participation

During fiscal 2004, no member of our Board of Directors or executive officer of CytoDyn served as a member of the Board of Directors or Compensation Committee of any entity that has an executive officer serving as a member of our Board of Directors.

RELATED PARTY TRANSACTIONS

Related Party Transactions, Actual or Proposed, In Last 2 Years. We propose to be, or during the last two years were, party to certain transactions involving amounts in excess of $60,000, in which our directors, executive officers, others hold more than 5% of any class of our securities, or their immediate family members, had or will have a material interest. The interested parties and transactions are described below.

Agreement to Issue Warrants to J.P. Turner & Company, LLC. J.P. Turner & Company, LLC, is a beneficial owner of 5.02% of our common stock, by virtue of common stock warrants which it is entitled to receive pursuant to a Financial Representative Agreement dated November 25, 2003. Pursuant to the terms of that agreement:

- J.P. Turner acted as our agent in connection with a private offering of our securities;
- We paid the sum of $54,000 to J.P. Turner;
- We are to issue to J.P. Turner warrants for the purchase of 426,000 shares of our common stock, at an exercise price of $0.30 per share;
- When issued, the warrants will:
  - Vest immediately in favor of J.P. Turner;
  - Be exercisable immediately and thereafter for 5 years;
  - Contain customary anti-dilution provisions for stock dividends, splits, mergers and sales of substantially all assets;
  - Contain a "cashless exercise" provision;
- We have granted J.P. Turner "piggyback" registration rights, at our expense, with respect to the shares underlying the warrants;
- We are to indemnify J.P. Turner and others against certain losses arising in connection with our material misrepresentations or omissions, the performance by J.P. Turner of the agreement, or breach of representations or warranties by an investor; and
- The term of the agreement is 12 months, subject to termination upon 45 days written notice.

Agreement with Symbion Research International, Inc. Our director, Peggy C. Pence, PhD., is the President and Chief Executive Officer of Symbion Research International, Inc. On October 1, 2003, we entered into a Master Agreement for Professional Services with Symbion.

The agreement describes general terms and conditions intended to apply to services which Symbion may provide for us, most likely in connection with the conduct of future FDA clinical trials of Cytolin. That agreement requires an advance payment of $25,000 to Symbion, of which $5,000 is to serve as a retainer and the remaining $20,000 is to be applied against billing for services that may be rendered. We have made the advance payment. We also have had discussions with Symbion regarding the possible conduct of Phase II and III trials, and these discussions have resulted in Symbion providing us with a cost estimate:

- based on the assumption that the Phase I trials will not have to be repeated and that the FDA will approve the currently designed Phase II/III study;
- that services related to the end of Phase I and the Pre-Phase II meeting will cost between $50,000 and $100,000;
- that services related to the Phase II/Phase III pivotal study will cost between $1,250,000 and $1,750,000; and
- that the cost to the Investigators will be between $750,000 and $1,500,000, plus the costs of materials, investigational product manufacturing or supplies.

Acquisition of the Assets of CytoDyn of New Mexico. Allen D. Allen, our President, Chief Executive Officer and the Chairman of our Board of Directors, Corinne E. Allen, our Vice President of Business Development, Secretary, Treasurer and Director, Ronald J. Tropp and Daniel M. Strickland, M.D., our directors, and Brian J. McMahon, our former executive vice president, formerly also served as executive officers or directors of CytoDyn of New Mexico, Inc. In October 2003, we acquired the assets of CytoDyn of New Mexico, Inc. and changed our name to CytoDyn, Inc. In connection with that transaction:

- we issued to CytoDyn of New Mexico 5,362,640 post reverse- split shares of our common stock;
- Allen D. Allen ultimately received 2,118,515 shares of our post reverse-split common stock and indirectly benefited from our assumption of debts in the amount of $71,694 owed to him and Corinne E. Allen by CytoDyn of New Mexico;
- Corinne E. Allen ultimately received 1,736,335 shares of our post reverse-split common stock 1 and indirectly benefited from our assumption of debts in the amount of $71,694 owed to her and Allen D. Allen by CytoDyn of New Mexico;
- Daniel M. Strickland, MD, who is a member of our board of directors, ultimately received 8,476 shares of our post reverse-split common stock; and
- James B. Wiegand, who until this transaction had been our president, retained 400,000 shares of our post reverse-split common stock.

Services Provided by Ronald J. Tropp. Our director, Ronald J. Tropp, Esq., has provided legal services to us, and to CytoDyn of New Mexico, for a number of years. Currently, we owe him the sum of $87,185 for these services. No arrangements have been made for the payment of this obligation. We anticipate that Mr. Tropp will provide additional legal services to us in the future.

Indemnification, Legal Costs and Fees Incurred by Directors and Officers. Allen D. Allen, Corinne E. Allen, Ronald J. Tropp and Daniel M. Strickland, M.D., our directors, and

Brian J. McMahon, our former Executive Vice President, are named as Cross-Defendants in a Cross-Complaint filed in the California Superior Court in and for Los Angeles County in an action originally captioned CytoDyn of New Mexico, Inc. et al., v. Amerimmune Pharmaceuticals, Inc. et al., Case number BC 290154. The Cross-Complaint is based upon alleged acts and omissions of these individuals occurring before we entered into the Acquisition Agreement with CytoDyn of New Mexico. In a separate proceeding, in Ventura County, California, captioned CytoDyn, Inc., et al. v. Amerimmune, Inc. et al., Case number SC039250, Allen D. Allen is our co-plaintiff. Our Articles of Incorporation and by-laws provide that we will indemnify directors, officers, and enumerated others against certain liabilities and expenses arising because of the indemnitee's corporate status or relationship. We have not determined whether we have an obligation to indemnify Messrs. Allen, McMahon, Tropp and Strickland and Ms. Allen with respect to any liability that may arise under the Cross-Complaint. We have, however, assumed responsibility for the payment of the legal fees and costs of counsel who jointly represent us and any of Messrs. Allen, McMahon, Tropp and Strickland and Ms. Allen in the Los Angeles County proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Note Given and Debt Owed to Allen D. Allen. In January 2004 we issued to Allen D. Allen a non interest bearing promissory note, payable on demand, in the original principal amount of $22,788. The note reflects advances made to us by Mr. Allen during the years ending on May 31, 2003 and May 31, 2004. In addition, we owe the sum of $10,000 to Mr. Allen, who advanced that amount to CytoDyn of New Mexico for further payment to Rexray Corporation in connection with the acquisition of the assets of CytoDyn of New Mexico. The sum owed does not bear interest and is payable on demand. During the May 31, 2005 debt owed to Mr. Allen by an additional $12,000. The total debt owed to Mr. Allen is $44,787.

Notes Given to Corinne Allen. In January 2004, we issued to Corinne E. Allen two non interest bearing promissory notes, each payable on demand, in the original principal amounts of $50,000 and $38,906. The notes reflected advances made to us by Ms. Allen during the years ending on May 31, 2003 and May 31, 2004. The $50,000 note was paid in full in February, 2004. The $38,906 note remains outstanding and does not bear interest.

- Contributions of Cash. Mr. Allen contributed $ in additional paid in capital during the year ended May 31, 2005.

EXECUTIVE OFFICER COMPENSATION

The following table provides an overview of compensation that we paid to our Named Executive Officers for the fiscal years ended May 31, 2005, 2004 and 2003

Name and Principal Position	Year	Annual Compensation Salary ($)	Annual Compensation Bonus ($)	Long-Term Compensation Awards Securities Underlying Options	All Other Compensation ($)*
Allen D. Allen	2003	98,000(1)	0	0	0
President and Chief Executive	2004	98,000(1)	0	0	0
Officer	2005	0	0	0	0
James E. Weigand	2003	0	0	0	0
President (2)	2004	45,000(3)	0	0	0
	2005	0	0	0	0

(1) Mr. Allen's employment agreement with CytoDyn provides for a salary of $98,000. He was paid a total of $32,668 as of the end of each fiscal year.

(2) Mr. Weigand resigned as President following the acquisition of certain assets of CytoDyn of New Mexico on October 28, 2003.

(3) Paid for services rendered to CyoDyn in connection with the above referenced acquisition.

Employment and Change in Control Agreements

Personal Service Agreements. All of our Named Executive Officers have personal service agreements with us. Among other things, each agreement:

- Is effective for two years after its effective date;
- May be terminated by us:
  - Without cause, immediately upon written notice,
  - With "cause", immediately upon notice specifying the cause, or
  - Upon the death or disability of the executive;
- May be terminated by the executive:
  - Voluntarily, upon 4 weeks notice,
  - Within a specified period after a "change in control", upon two weeks notice, and
  - For "good reason", if we do not cure the reason within 30 days of notice;
- Entitles the executive, upon termination by him or her within the specified period after a "change of control" and with "good reason", to:
  - Base salary for the remainder of the term and 12 additional months,
  - Immediate vesting of all stock options,
  - Four month period in which to exercise options thereby vested,

    - Payment of our portion of premiums under our health plan for the shorter of 12 months or the executive's eligibility for coverage under a health plan offered by the executive's new employer, and
    - Payment of our portion of premiums under our life insurance plan or an equivalent amount for 12 months;
  - Entitles the executive, upon termination by him or her without cause or for "good reason", to:
    - Base salary for the remainder of the term and 12 additional months, and
    - Payment of our portion of premiums under our health plan for the shorter of 12 months or the executive's eligibility for coverage under a health plan offered by the executive's new employer;
  - Restricts the solicitation of persons who were our officers, directors, executives, consultants or employees;
  - Restricts the disclosure of confidential information during or after the term of the Agreement; and
  - Requires the disclosure and assignment to us of all "Innovations" developed by the executive individually or jointly during the period of employment and that relate in any way to our business.

Proprietary Information And Inventions Agreement. Wellington E. Ewen, our Chief Financial Officer, and Corinne E. Allen, our Vice President for Business Development, have signed and delivered to us a Proprietary Information and Inventions Agreement For Employees. Among other things, each agreement provides that:

- It is effective from the first date of employment until five years from the date of termination of employment. Employment is defined to include any time retained as a consultant or on contract.
- The employee will refrain from any activity that is hostile, adverse or competitive, or otherwise interferes with the executive's service, to us;
- We are the sole owner of the "Proprietary Information" and all patents and other rights related to it
- Any rights that the employee has or may acquire in the "Proprietary Information" are assigned to us;
- The "Proprietary Information" will be kept in confidence and trust during and after employment;
- All works made by the employee during employment that fall within our scope of our business are Works for Hire, and we will have the sole and exclusive copyrights in them;
- All "Inventions" made by the employee (either alone or jointly) during the period of employment, will be disclosed to us and we will be the sole owner of them, and any related patents and rights.

Change Of Control Agreement. Allen D. Allen, our President and Chief Executive Officer, and Corinne E. Allen, our Vice President for Business Development, have signed and delivered to us a Change of Control Agreement. Among other things, each agreement provides that:

- The Agreement will terminate at the time the executive's employment with us terminates or is terminated;
- Upon termination of the executive's employment by us without "cause" or by him or her with "good reason", in either case within 6 months after a "change of control", the executive will be entitled to:
    - Base salary for the remainder of the term and 12 additional months,
    - Immediate vesting of all stock options,
    - 4 month period in which to exercise options thereby vested,
    - Payment of our portion of premiums under our health plan for the shorter of 12 months or the executive's eligibility for coverage under a health plan offered by the executive's new employer, and
    - Payment of our portion of premiums under our life insurance plan or an equivalent amount for 12 months.

STOCK PERFORMANCE GRAPH

Since our common stock has been trading on the Over the Counter Bulletin Board for less than a month, we are unable to generate the requisite Stock Performance Graph.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Approval of Services. The Board of Directors has resolved to establish an audit committee composed of our chief financial officer, Wellington Ewen, Corinne Allen, a director and our Vice President of Business Development, and an independent member when that person is identified. The audit committee does not yet have a charter. Pending proper establishment of the audit committee, the Board of Directors pre-approves all engagements for audit and non-audit services provided by the Company's principal accounting firm, Cordovano and Honeck, P.C.

Audit Fees. The aggregate fees billed during the fiscal years ended May 31, 2005 and 2004 for professional services rendered by our principal accounting firm, Cordovano and Honeck, P.C., for the audit of the financial services included in the Form 10-KSB, and for the review of the interim condensed financial statements included in the Form 10-QSB, were approximately $4,030 and $2,500, respectively. Included here are fees associated with the review by Cordovano and Honeck, P.C. of a registration statement filed with the SEC and the related issuance of independent accountant consent letters.

Audit Related Fees. The aggregate fees billed during the fiscal years ended May 31, 2005 and 2004 for assurance and related services rendered by our principal accounting firm, Cordovano and Honeck, P.C., were approximately $5,750 and $3,000 respectively. Assurance and related service fees include the audit of employee benefit plan financial statements and audit-related due diligence assistance on potential acquisitions.

Tax Compliance/Preparation Fees. The aggregate fees billed during the fiscal years ended May 31, 2005 and 2004for professional services rendered by our principal accounting firm, Cordovano and Honeck, P.C., for tax compliance, tax advice, and tax planning were approximately and $0, respectively. Tax compliance services include the preparation of income tax returns filed with the Internal Revenue Service. Tax advice and planning services included assistance with implementation of tax planning strategies and consultation on other tax matters.

All Other Fees. The aggregate fees billed during the fiscal years ended May 31, 2005 and 2004 for all other professional services rendered by our principal accounting firm, Cordovano and Honeck, P.C., were approximately $896 and $0, respectively. Other services consisted of assistance with the interpretation of new accounting standards and other related services.

The following is a summary of the fees billed to CytoDyn by Cordovano and Honeck, P.C.for professional services rendered for the fiscal years ended May 31, 2005 and 2004:

Fee Category	Fiscal 2005 Fees	Fiscal 2004 Fees
Audit Fees	$ 4,030	$ 2,500
Audit Related Fees	5,750	3,000
Tax Fees	0	0
All Other Fees	896	0
Total Fees	$10,676	$5,500

Cordovano and Honeck, P.C. has audited our financial statements annually since May, 2002. Representatives of Cordovano and Honeck, P.C. are expected to be present at the meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions. If shareholders fail to ratify the selection, the Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Board of Directors in its discretion may direct the appointment of different independent auditors at any time during the year.

Vote Required

Ratification of the appointment of Cordovano and Honeck, P.C. as our independent registered public accounting firm for the fiscal year ending May 31, 2006 will require the affirmative vote of the majority of the shares present in person or by proxy at the meeting and entitled to vote. Proxies solicited by management for which no specific direction is included will be voted "for" the ratification of Cordovano and Honeck, P.C. as our independent registered public accounting firm for the fiscal year ending May 31, 2006.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF CORDOVANO AND HONECK, P.C. AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MAY 31, 2006.

PROPOSAL NO. 3

APPROVAL OF 2005 STOCK INCENTIVE PLAN

Description of the 2005 Stock Option Plan

General. The purpose of the 2005 Stock Incentive Plan is to enable us to attract, retain and motivate our employees and consultants, as well as our non-employee directors, by providing for or increasing the proprietary interests of such employees, consultants or non-employee directors in CytoDyn. The maximum number of shares of common stock that may be issued pursuant to awards under the 2005 Stock Incentive Plan is 1,600,000, subject to certain adjustments to prevent dilution.

In the event that all or any portion of any option offered under the 2005 Stock Incentive Plan can no longer under any circumstances be exercised the shares of common stock allocable to the unexercised portion of such option will become available for grant or issuance under the 2005 Stock Incentive Plan. Additionally, the number of shares available for issuance under the 2005 Stock Incentive Plan will be subject to adjustment in the event of stock splits, stock dividends or certain other similar changes in our capital structure.

Administration. The 2005 Stock Incentive Plan is to be administered by an "Administrator," which, under the 2005 Stock Incentive Plan, shall be either the Board of Directors or a committee appointed by the Board of Directors. Subject to the provisions of the 2005 Stock Incentive Plan, the Administrator has full authority to implement, administer and make all determinations necessary under the 2005 Stock Incentive Plan.

The Board of Directors may from time to time alter, amend, suspend or terminate the 2005 Stock Incentive Plan in such respects as the Board of Directors may deem advisable; provided, however, that no such alteration, amendment, suspension or termination shall be made that would substantially affect or impair the rights of any person under any option granted to such person without his or her consent.

Eligibility. The 2005 Stock Incentive Plan provides that awards may be granted to employees, officers, directors, consultants, independent contractors and advisors of CytoDyn or of any parent or subsidiary corporation of CytoDyn, whether now existing or hereafter created or acquired (an "Affiliated Company"), as may be determined by the Administrator. In no event may any employee be granted options under the 2005 Stock Incentive Plan for more than 800,000 shares of our common stock in any one calendar year.

Terms of Stock Options. As discussed above, the Administrator determines many of the terms and conditions of awards granted under the 2005 Stock Incentive Plan, including whether an option will be an "incentive stock option" (ISO) or a "non-qualified stock option" (NQSO). Each option is evidenced by any agreement in such form as the Administrator approves and is subject to the following conditions (as described in further detail in the 2005 Stock Incentive Plan):

- *Vesting and Exercisability:* Options become vested and exercisable, as applicable, within such periods as determined by the Administrator and as set forth in the related stock option agreement, provided that options must expire no later than ten years from the date of grant (or five years with respect to ISOs granted to optionees who own more than 10% of the outstanding common stock). Option agreements may also provide that options shall become vested upon the achievement of certain performance goals, as determined by the Administrator.

- *Exercise Price:* The exercise price must be at least 100% of the fair market value of a share of common stock at the time such option is granted, provided that the exercise price of any ISO granted to an optionee that owns more than 10% of the outstanding common stock shall not be less than 110% of the fair market value of a share of common stock at the time of grant.

- *Method of Exercise:* Payment of the exercise price may be made, in the discretion of the Administrator, in cash, by check, by delivery of shares of our common stock, through a broker-assisted "cashless exercise," or any combination of the foregoing methods of payment or any other consideration or method of payment as shall be permitted by applicable corporate law.

- *Termination of Service:* Options cease vesting on the date of termination of service or the death or disability of the optionee, unless provided otherwise in the applicable option agreement or unless otherwise determined by the Administrator. Under applicable law, ISOs granted under the 2005 Stock Incentive Plan generally expire no later than three months after the termination of the optionee's service, except in the case of death or disability, in which case the awards generally may be exercised up to 12 months following the date of death or termination of service due to disability.

- *Change of Control:* In the event of a change in control of CytoDyn (as defined in the 2005 Stock Incentive Plan), the Administrator may at its discretion provide for vesting arrangements in option agreements, including arrangements which provide for full acceleration of vesting upon a change in control whether or not the acquiring entity agrees to assume or substitute for existing options in such change in control.

- *Additional Restrictions.* No ISOs may be granted to an optionee under the 2005 Stock Incentive Plan if the aggregate fair market value (determined at the time of grant) of the stock with respect to which ISOs first become exercisable by such optionee in any calendar year under our stock option plans and any Affiliated Company exceeds $100,000. To the extent an ISO exceeds this $100,000 limit, that portion of the option in excess of such limitation shall be treated as an NQSO. Options are nontransferable, other than by will and the laws of descent and distribution or in any manner permitted by the Administrator that is not prohibited by the Code.

Summary of Federal Income Tax Consequences of the 2005 Stock Incentive Plan

The following is a brief summary of certain federal income tax consequences of participation in the 2005 Stock Incentive Plan. The summary should not be relied upon as being a complete statement of all possible federal income tax consequences. Federal tax laws are complex and subject to change. Participation in the 2005 Stock Incentive Plan may also have consequences under state and local tax laws which vary from the federal tax consequences described below. For such reasons, we recommend that each participant consult his or her personal tax advisor to determine the specific tax consequences applicable to him or her.

Incentive Stock Options. No taxable income will be recognized by an optionee under the 2005 Stock Incentive Plan upon either the grant or the exercise of an ISO. Instead, a taxable event will occur upon the sale or other disposition of the shares acquired upon exercise of an ISO, and the tax treatment of the gain or loss realized will depend upon how long the shares were held before their sale or disposition. If a sale or other disposition of the shares received upon the exercise of an ISO occurs more than (i) one year after the date of exercise of the option and (ii) two years after the date of grant of the option, the holder will recognize long-term capital gain or loss at the time of sale equal to the full amount of the difference between the proceeds realized and the exercise price paid. However, a sale, exchange, gift or other transfer of legal title of such stock (other than certain transfers upon the optionee's death) before the expiration of either of the one-year or two-year periods described above will constitute a "disqualifying disposition." A disqualifying disposition involving a sale or exchange will result in ordinary income to the optionee in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise minus the exercise price or (ii) the amount realized on disposition minus the exercise price. If the amount realized in a disqualifying disposition exceeds the fair market value of the stock on the date of exercise, the gain realized in excess of the amount taxed as ordinary income as indicated above will be taxed as capital gain. A disqualifying disposition as a result of a gift will result in ordinary income to the optionee in an amount equal to the difference between the exercise price and the fair market value of the stock on the date of exercise. Any loss realized upon a disqualifying disposition will be treated as a capital loss. Capital gains and losses resulting from disqualifying dispositions will be treated as long-term or short-term depending upon whether the shares were held for more or less than the applicable statutory holding period (which currently is more than one year for long-term capital gains). We will be entitled to a tax deduction in an amount equal to the ordinary income recognized by the optionee as a result of a disposition of the shares received upon exercise of an ISO.

The exercise of an ISO may result in an "adjustment" for purposes of the "alternative minimum tax." Alternative minimum tax is imposed on an individual's income only if the amount of the alternative minimum tax exceeds the individual's regular tax for the year. For purposes of computing alternative minimum tax, the excess of the fair market value on the date of exercise of the shares received on exercise of an ISO over the exercise price paid is included in alternative minimum taxable income in the year the option is exercised. An optionee who is subject to alternative minimum tax in the year of exercise of an ISO may claim as a credit against the optionee's regular tax liability in future years the amount of alternative minimum tax paid which is attributable to the exercise of the ISO. This credit is available in the first year following the year of exercise in which the optionee has regular tax liability.

Non-qualified Stock Options. No taxable income is recognized by an optionee upon the grant of a NQSO under the 2005 Stock Incentive Plan. Upon exercise, however, the optionee will recognize ordinary income in the amount by which the fair market value of the shares purchased, on the date of exercise, exceeds the exercise price paid for such shares. The income recognized by the optionee who is an employee will be subject to income tax withholding by CytoDyn out of the optionee's current compensation. If such compensation is insufficient to pay the taxes due, the optionee will be required to make a direct payment to us for the balance of the tax withholding obligation. We will be entitled to a tax deduction equal to the amount of ordinary income recognized by the optionee, provided that certain reporting requirements are satisfied. If the exercise price of a NQSO is paid by the optionee in cash, the tax basis of the shares acquired will be equal to the cash paid plus the amount of income recognized by the optionee as a result of such exercise. If the exercise price is paid by delivering shares of our common stock already owned by the optionee or by a combination of cash and already-owned shares, there will be no current taxable gain or loss recognized by the optionee on the already-owned shares exchanged (however, the optionee will nevertheless recognize ordinary income to the extent that the fair market value of the shares purchased on the date of exercise exceeds the price paid, as described above). The new shares received by the optionee, up to the number of the old shares exchanged, will have the same tax basis and holding period as the optionee's basis and holding period in the old shares. The balance of the new shares received will have a tax basis equal to any cash paid by the optionee plus the amount of income recognized by the optionee as a result of such exercise, and will have a holding period commencing with the date of exercise. Upon the sale or disposition of shares acquired pursuant to the exercise of a NQSO, the difference between the proceeds realized and the optionee's basis in the shares will be a capital gain or loss and will be treated as long-term capital gain or loss if the shares have been held for more than the applicable statutory holding period (which is currently more than one year for long-term capital gains).

Tax Withholding. Under the 2005 Stock Incentive Plan, we have the power to withhold, or require a participant to remit to us, an amount sufficient to satisfy Federal, state and local withholding tax requirements with respect to any award granted under the 2005 Stock Incentive Plan. To the extent permissible under applicable tax, securities, and other laws, the Administrator may, in its sole discretion, permit a participant to satisfy an obligation to pay any tax to any governmental entity in respect of any option up to an amount determined on the basis of the highest marginal tax rate applicable to such participant, in whole or in part, by (i) directing us to apply shares of common stock to which the participant is entitled as a result of the exercise of an option, or (ii) delivering to us shares of common stock owned by the participant.

Vote Required

Approval of the 2005 Stock Incentive Plan will require the affirmative vote of the holders of a majority of the shares present in person or by proxy at the meeting and entitled to vote. Proxies solicited by management for which no specific direction is included will be voted "for" the approval of the 2005 Stock Incentive Plan.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE 2005 STOCK INCENTIVE PLAN.

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares they represent as the Board of Directors may recommend.

BY ORDER OF THE BOARD OF DIRECTORS

Allen D. Allen
Chief Executive Officer and Director

Santa Fe, New Mexico
January 3, 2006

Cyto/Proxy

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended May 31, 2005

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number 000-49908

CYTODYN, INC.

(Name of small business issuer in its charter)

Colorado *(State or other jurisdiction of incorporation or organization)*	**75-3056237** *(I.R.S. Employer or Identification No.)*
200 West DeVargas Street, Suite 1 **Santa Fe, New Mexico** *(Address of principal executive offices)*	**87501** *(Zip Code)*

Telephone Number: 505-988-5520

Securities Registered under Section 12(b) of the Exchange Act:
None

Securities Registered under Section 12(g) of the Exchange Act:
Common Stock, no par value

Check whether the issuer (i) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for which shorter period that the was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation SB contained in this form and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

Revenues for the most recent fiscal year $0

Aggregate market value of the voting and non-voting common stock held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of common stock as of a specified within the past 60 days. $1,264,337

Number of shares of common stock outstanding as of August 22, 2005: ________8,519,307.

CYTODYN, INC
FORM 10-KSB FOR THE YEAR ENDED MAY 31, 2004
TABLE OF CONTENTS

Page

PART I

Item 1.	Description of Business	3
Item 2.	Description of Property	15
Item 3.	Legal Proceedings	15
Item 4.	Submission of Matters to a Vote of Security Holders	16

PART II

Item 5.	Market for Common Equity, related Stockholder Matters and Small Business Issuer Purchases of Equity Securities	17
Item 6.	Management's Discussion and Analysis or Plan of Operation	18
Item 7.	Financial Statements	23
Item 8.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	23
Item 8A.	Controls and Procedures	23
Item 8B.	Other Information	24

PART III

Item 9.	Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act	24
Item 10.	Executive Compensation	26
Item 11.	Security Ownership of Certain Beneficial Owners and Management And Related Stockholder Matters	28
Item 12.	Certain Relationships and Related Transactions	29
Item 13.	Exhibits	32
Item 14.	Principal Accountant Fees and Services	33

Certifications of President and Chief Financial Officer

Item 1. *Description of Business*

Our Business

In October 2003 we entered into an Acquisition Agreement with CytoDyn of New Mexico, Inc., pursuant to which we effected a two for one reverse split of our common stock, and amended our articles of incorporation to change our name from Rexray Corporation to CytoDyn, Inc. Pursuant to the acquisition agreement, we were assigned the patent license agreement dated July 1, 1994 between CytoDyn of New Mexico and Allen D. Allen covering three United States patents along with foreign counterpart patents which describe a method for treating HIV disease with the use of monoclonal antibodies. We also acquired the trademarks, CytoDyn and Cytolin, and a related trademark symbol. The license acquired gives us the worldwide, exclusive right to develop, market and sell the HIV therapies from the patents, technology and know-how invented by Mr. Allen. The term of the agreement is for the life of the patents of which the first shall expire in 2013. As consideration for the intellectual property and trademarks we paid CytoDyn of New Mexico $10,000 in cash and issued 5,362,640 post-split shares of common stock to CytoDyn of New Mexico.

We have two full time employees, Allen D. Allen, our Chief Executive Officer, and Corinne Allen, Vice President of Business Development, and one part time employee, Wellington Ewen, our Chief Financial Officer.

In the last two fiscal years, there have not been any research and/or development expenditures by us or our predecessor companies.

We have not been an operating businesses. CytoDyn New Mexico previously licensed the technology out for development and had not been an operating business since 1998. We were only incorporated in May 2002 and this was not an operating entity until the acquisition of the license in October 2003. We expect to incur significant research and development expenses in the near future. However, our expenditures in the last two fiscal years have been for general and administrative purposes, legal fees, and patent protection.

Our principal executive offices are located at 200 West DeVargas Street, Suite 1, Santa Fe, New Mexico 87501; telephone: (505) 988-5520, facsimile: (800) 417-7252, and website address; www.cytodyn.com.

CytoDyn® and Cytolin®are our registered trademarks. Our service trademark symbol is:

[GRAPHIC OMITTED]

The Biotechnology Industry

We estimate that approximately 4,000 biotech companies are operating around the world today, about 1,500 of which are in the United States. According to Biotechnology Industry Organization: Biotechnology Industry Statistics, 2003, revenues of U.S. biotech companies increased from about $8 billion in 1992 to about $34.8 billion in 2001. In 1990, the market capitalization of public companies in the biotechnology industry was less than $50 billion. By April of 2003, the market capitalization was estimated to be $206 billion. More than 370 biotechnology drug products and vaccines are currently in human trials in the U.S., and we estimate that there are hundreds more in development. The number of U.S. patents issues annually to biotechnology companies has climbed from about 2,500 in 1992 to about 7,760 in 2002.

Background on HIV and AIDS

UNAIDS, the Joint United Nations Programme on HIV/AIDS, estimates that 40 million people were living with HIV/AIDS in 2003, reflecting a steady increase since 1999, especially in sub-Saharan Africa, as well as in Asia and the Pacific, Eastern Europe and Central Asia. According to the AIDS epidemic update, December 2003, in 2003, about 3 million people died from HIV/AIDS, and another 5 million contracted the disease. In the United States, the Centers for Disease Control and Prevention estimates that as of the end of 2002, about 530,000 people were living with HIV, of whom about 384,900 were living with AIDS, the full-blown Acquired Immune Deficiency Syndrome that develops from HIV. During 2002, over 35,000 new cases of HIV were reported in the United States. No cure is currently known for HIV.

The human immune system is the body's primary defense against disease. It consists of a vast number of specialized cells and proteins that assist in detecting and destroying foreign organisms and eliminating disease cells. Normally, the body's immune system can distinguish between normal cells and those that appear to be foreign by recognizing proteins, or antigens. CD4 "watch dog" cells identify foreign cells, and the immune system launches an antibody response against the foreign organisms or cells.

HIV triggers a flaw in the human immune system that leads to its destruction. Patients with HIV proliferate CD8 "killer" cells, which kill off CD4 watch dog cells, whether healthy or not, leading to the loss of immune function. But for this flaw, HIV infection in humans might be similar in character to the infection in other primates, which can be infected with HIV without the destruction of their immune systems because their CD8 killer cells do not destroy their CD4 cells. The destruction of CD4 cells in humans leaves those persons susceptible to certain cancers and other infections that would normally not be fatal to a person with a normal number of CD4 cells. When AIDS first surfaced in the United States, no medicines were available to combat the underlying immune deficiency, and few treatments were available to combat the diseases that resulted. Since then, the FDA has approved a number of drugs in two groups, both antivirals, for treating HIV infection. These groups are:

- Drugs that interrupt an early stage of the virus making copies of itself; and
- Drugs that treat HIV infection by interrupting virus replication at a later step in the virus' life cycle.

Frequently, these two groups of drugs are used in combinations for treatment. Treatment with these drugs, whether alone or in combination, has two primary drawbacks: the virus can mutate to avoid the attack, rendering the drugs ineffective, and the side effects can be severe. Some of the first group of drugs can cause a decrease of red or white blood cells, especially when taken in later stages of the disease. Some may also cause inflammation of the pancreas and painful nerve damage, in addition to other severe reactions. The most common side effects in the second group of drugs include nausea, diarrhea, and other gastrointestinal symptoms. This second group can also interact with other drugs to produce severe side effects. Current research and development for HIV is focused on therapies to reduce the side effects of the antiviral drugs so as to enhance the efficacy of existing treatments and delay the progression of the HIV virus.

Potential drugs

Cytolin

Our president, Allen D. Allen, has been researching treatments for HIV and AIDS since 1987. He identified a family of monoclonal antibodies that protect the CD4 watchdog cells from the CD8 killer cells of the immune systems of people infected with HIV. He received three U.S. patents and additional foreign counterpart patents, now licensed to us, covering the use of these antibodies for treating patients with HIV. Our leading drug candidate, Cytolin, is based on a monoclonal antibody that protects CD4 cells from CD8 cells, thus preventing the weakening of the immune system.

In 1993, a small group of scientists and doctors treated six HIV-infected patients with Cytolin. Blood and skin tests of these patients demonstrated that the antibody was producing improvements in the immune function of each patient. In 1995, subacute and acute toxicology studies found Cytolin safe to administer to humans.

A relatively small number of physicians in the United States administered Cytolin to their HIV-infected patients over two years. As results from this initial use became available, other physicians obtained and administered Cytolin to their patients as well. Four of the doctors using Cytolin allowed CytoDyn's predecessor to send in an independent Institutional Review Board to inspect the medical records of 188 patients treated with Cytolin once or twice a month over 18 months. Data were recorded and summarized and formed part of the material presented to the FDA as an early indication of the safety and potential efficacy of Cytolin.

In 1996, the FDA approved a drug master file, designated BB-DMF#6836, for the manufacture of Cytolin at Vista Biologicals Corporation. CytoDyn of New Mexico and Vista Biologicals Corporation worked cooperatively to develop the drug master file. In accord with the practice of the FDA, the drug master file was issued to and became the property of the entity with the capacity to manufacture the drug, in this case Vista Biologicals Corporation. By contract with Vista Biologicals Corporation, CytoDyn of New Mexico had the exclusive right to reference the drug master file, that is, to authorize Vista Biologicals Corporation to manufacture Cytolin in accordance with the terms of the drug master file.

In 1996, the FDA also designated our investigational new drug application for Cytolin as BB-IND #6845, and subsequently approved a clinical trial.

In 2002, Symbion Research International, a contract research organization, completed a Phase I a/b clinical trial of Cytolin. The trial was sponsored by Amerimmune, Inc, the previous licensee of CytoDyn of New Mexico but Symbion was never paid for its work. As a result, its work product became Symbion's. See "Legal Proceedings." CytoDyn, Inc. has entered into a buy-sell agreement with Symbion to purchase the Phase Ia study data. The Phase Ia study, conducted in 13 subjects suffering from HIV/AIDS, found Cytolin to be safe and well tolerated. The initial safety study affirmed the safety and tolerability of the drug in these dose groups, as well as preliminary efficacy in lowering the concentration of HIV by up to one log (measurement of efficacy) and increasing T-cell counts in the study's patient population with no severe adverse events reported. Some of the data were presented as an abstract and poster session, entitled "Phase I Study of Anti-LFA-1 Monoclonal Antibody (Cytolin®) in Adults with HIV Infection" at the 9th Conference on Retroviruses and Opportunistic Infections held in Seattle, Washington on February 24-28, 2002.

We intend to develop Cytolin and other antibodies covered by the licensed patents as a treatment for HIV/AIDS in the U.S. and other countries. However, we must raise sufficient and substantial capital in order to pursue these objectives.

Other Potential Drugs

We have entered into a confidential letter of intent with another biotech company for a joint development of a new drug to treat Biopolar Disorder. There is no guaranty that this effort will be made or will result in a successful new treatment for Bipolar Disorder.

Product Liability Insurance

The testing, marketing and sale of therapeutic products for use in humans entail an inherent risk of allegations of product liability, and there can be no assurance that product liability claims will not be asserted against us. We have not obtained product liability insurance, and there can be no assurance that we will be able to obtain insurance coverage in the future on acceptable terms or that any claims against us will not exceed the amount of such coverage.

Government Regulation

The estimated cost and length and stage of each process of FDA approval is outlined as followed:

- Purchase of Phase I data: $362,000
- End of Phase 1/Pre Phase 11 FDA: 6 months; $ 50,000 - $100,000
- Phase II/III Pivotal Study BLA: 24-36 months; $1,250,000 - $1,750,000
- Cost to Investigators: $ 750,000 - $1,500,000
- Manufacturing for Clinical Trials: 3-6 months; $ 350,000 - $400,000

Total time and cost estimated to get FDA approval for a BLA to sell Cytolin to certain HIV patients is approximately 29-42 months, at an estimated $2,762,000 to $4,1120,000.

Regulatory Approval Process - Summary

On October 1, 2003, the Food and Drug Administration (FDA) transferred certain product oversight responsibilities from the Center for Biologics Evaluation and Research (CBER) to the Center for Drug Evaluation and Research (CDER). The review and approval of Cytolin® is now under the jurisdiction of the Division of Monoclonal Antibodies (DMA; Steven Kozlowski, MD, acting director, Patrick Swann, Ph.D., acting deputy director) in the CDER Office of Pharmaceutical Science: Office of Biotechnology Products (Keith O. Webber, Ph.D., Acting Director).

Under current law, all new drugs and biologic products need clinical proof that they are safe and effective before they can be approved for marketing in the United States. The approval of Cytolin will be subject to submission of a Biologics Licensing Application (BLA), submitted to CDER. The BLA is the vehicle through which CytoDyn will formally propose that the FDA approve Cytolin for sale in the United States. To obtain this authorization, CytoDyn will submit for review, as contained in the BLA, nonclinical (in vitro and animal) and clinical (human) test data and analyses, drug information, and descriptions of manufacturing procedures.

The BLA must provide sufficient information, data, and analyses to permit FDA reviewers to reach several key decisions, including:

- whether Cytolin is safe and effective for its proposed use(s), and whether the benefits of Cytolin outweigh its risks;
- whether the proposed labeling for Cytolin is appropriate, and, if not, what the labeling should contain; and
- whether the methods used in manufacturing Cytolin and the controls used to maintain quality are adequate to preserve the identity, strength, quality and purity of Cytolin.

In order to initiate clinical testing of a new drug or therapeutic biologic product, an Investigational New Drug Application (IND) must be submitted to FDA. In most cases, the IND summarizes preclinical studies. The purpose of preclinical studies - animal pharmacology/toxicology testing - is to develop adequate data to support a decision that it is reasonably safe to proceed with human trials of the drug.

If an IND is considered `allowable' by FDA, the sponsor may begin clinical trials in humans. The standard procedure for clinical testing involves studies from Phase I to Phase III.

Clinical Trials Process

Phase I

Phase 1 includes the initial introduction of an investigational new drug or biologic into humans. These studies are closely monitored and may be conducted in patients, but are usually conducted in a small number of healthy volunteer subjects. These studies are designed to determine the metabolic and pharmacologic actions of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the investigational product's pharmacokinetics and pharmacological effects are obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies.

Phase II

Phase 2 includes the early controlled clinical studies conducted to obtain some preliminary data on the effectiveness of the drug for a particular indication or indications in patients with the disease or condition. This phase of testing also helps determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well-controlled, closely monitored, and conducted in a relatively small number of patients, usually involving several hundred people.

Phase III

Phase 3 studies are expanded controlled clinical studies. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained in Phase 2, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit/risk relationship of the drug. Phase 3 studies also provide an adequate basis for extrapolating the results to the general population and transmitting that information in the physician labeling. Phase 3 studies usually include several hundred to several thousand people.

Cytolin - Clinical Development and Regulatory Approval

To date an allowable IND has been submitted for Cytolin and Cytolin has been studied in two Phase I controlled clinical studies (Phase Ia and Phase Ib/II). Data has also been collected from four physicians who treated patients with Cytolin in an uncontrolled clinical setting from 1983 to 1995.

Once adequate clinical testing of Cytolin is complete, the BLA must be submitted to FDA containing full reports of the studies such that CDER can evaluate the data. Data from the controlled clinical trials are especially important because they provide the only basis, under law, for demonstrating safety and effectiveness. The clinical trials answer the questions: "Does this drug work for the proposed use?" and "Is the drug safe?" From analyses of the data, CDER reviewers assess the benefit-to-risk relationship and based on CDER's assessment, the BLA for Cytolin will either be considered approvable, approvable with minor changes, or not approvable. Once considered approvable, the sale and marketing of Cytolin may legally proceed in the United States.

In order to obtain approval for the sale and marketing of Cytolin in the United States, the clinical development strategy described below has been devised.

1. Safety and efficacy data have been assembled into an abbreviated clinical study report for the Phase Ia study and a clinical report synopsis for the Phase Ib/II study. The data demonstrate that in these studies Cytolin was safe and well tolerated in HIV positive individuals. In addition, the Phase Ib/II study provided some initial evidence of efficacy for maintaining a reduction in viral load and a correlated increase in CD4+ T-lymphocytes.

2. A Pre-Phase II meeting will be requested with CDER. CDER encourages these meetings before conducting large-scale controlled clinical trials in order to obtain CDER advice about the design of the study plan and to ensure that planned studies will be acceptable. At this meeting safety and efficacy data from the two completed studies (Phase Ia and Phase Ib/II) will be presented to CDER. In addition, the clinical study design for the planned study (Phase II/III) will also be presented. In addition to obtaining FDA agreement on study design, the goal of this meeting will also be to discuss the possibility for considering the Phase II/III study suitable as the primary basis for obtaining regulatory approval for Cytolin.

3. Following FDA review, discussion, and feedback, the Phase II/III study will be conducted. We have entered into a preliminary agreement to have the study conducted by Dr. Jacob Lalezari, a leading HIV research physician in San Francisco, CA. As currently drafted, this is a double-blind, placebo-controlled, multi-center, 2-part study of Cytolin to be conducted in approximately 150 subjects. Part 1 is designed to determine dose-regimen and Part 2 is designed to study the safety and efficacy of long-term administration of Cytolin of the most efficacious dose regimen as determined from Part 1. The target population for the study is HIV seropositive adults who are receiving a standard course of three- or four-drug HAART (combination anitviral therapy) after failing their first HAART regimen. Duration of treatment in the study will be approximately 48 weeks.

4. Data for this study will be compiled into a clinical study report and submitted to the FDA. Endpoints will include, but are not limited to:

- Proportion of responders after 12 weeks (A responder will be defined by a = 0.5 log reduction in HIV-*1* viral load or reduction in viral load below the level of detection.);

- Safety;
- Change from baseline in CD4+ T-cell count after 12 and 24 weeks (Part 1 and Part 2, respectively);
- Pharmacokinetics (percent Cytolin binding); and
- Time to treatment with additional HAART drugs or other HIV therapies.

5. An End-of-Phase II meeting will be requested with the FDA to present safety and efficacy data from the Phase II/III study, as well as to summarize safety and efficacy across all studies. The possibility of submitting the BLA with the data from the three controlled clinical studies will be discussed.

Cytolin is a good candidate for obtaining regulatory approval after Phase II, provided the safety and efficacy data are compelling. FDA has established that a sustained reduction (e.g., 24 weeks) in HIV-1 viral load is highly predictive of meaningful clinical benefit and is a sufficient surrogate endpoint for obtaining approval for drugs intended to treat HIV. The Phase II/II study has been designed to evaluate safety and efficacy in a subject population that has very few treatment options and will evaluate efficacy in maintaining a reduced HIV-1 viral load. A strong argument will be presented to FDA to consider the Phase II/III data sufficient for the basis of approval, with the provision that additional efficacy data be collected post-marketing.

6. Depending on the meeting outcome, the BLA will be submitted on the basis of the Phase II/III data, or development will continue with the initiation of additional Phase II and/or Phase III clinical studies.

We may encounter significant difficulties or costs in our efforts to obtain FDA approvals, which could delay or preclude us from marketing any potential drugs that we may develop.

Noncompliance with applicable requirements can result in criminal prosecution and fines, recall or seizure of potential drugs, total or partial suspension of production, refusal of the government to approve Biological License Applications, BLAs, Product License Applications, PLAs, New Drug Applications, NDAs, or refusal to allow us to enter into supply contracts. The FDA also has the authority to revoke product licenses and establishment licenses previously granted.

Sales of biological and pharmaceutical potential products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by a comparable regulatory authority of a foreign country must generally be obtained prior to the commencement of marketing in that country.

Our contract manufacturers will also subject to regulation by the Occupational Safety and Health Administration (OSHA) and the Environmental Protection Agency (PA) and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes, and may in the future be subject to other federal, state or local regulations.

We signed a consulting contract with Symbion Research International Inc, the contract research organization that prepared the Phase Ia/b clinical trials of Cytolin. We have also entered into a buy- sell agreement with Symbion to purchase the Phase Ia/b clinical data and the Phase II/III study protocol. Peggy C. Pence, Phd, Symbion Research International's founder, is also on the Board of Directors of CytoDyn, Inc. We will be attempting to obtain permission to advance to a Phase II/III pivotal study on Cytolin.

We will not know for sure if certain studies will be required and what the total costs of such studies until we have a meeting with the FDA which we expect to take place within the next six months. We estimate that the cost for the "End of Phase I/Pre- Phase II" meeting with the FDA will be $50,000 to $100,000. We also estimate costs for the Phase II/III Pivotal Study will be $1,250,000 to $1,750,000 for the Contract Research Organization. We expect the Phase II/III Pivotal Study to take 29 to 42 months to complete at a cost estimated to be $2,050,000 to $3,350,000. In addition to these estimated costs, we believe the manufacturing and supply costs to be an additional $350,000 to $450,000. Therefore we expect the total cost of the Phase II/III study to be $2,400,000 to $3,800,000 plus $362,000 for the purchase of the Phase Ia/b clinical data and Phase II/III protocol design of approximately a total of

$2,762,000 to $4,112,000. Substantially more capital will need to be obtained to get FDA approval for Cytolin's general use in the U.S. and to conduct further studies that the FDA may require.

Patents

We have licensed the following patents from Mr. Allen D. Allen, the Inventor and Registered Owner:

U.S. Patent Nos. 5424066 5651970 and 6534057, and foreign counterpart patents.

We have also licensed the following foreign patents: Canada, Australia, United Kingdom, Germany, Switzerland, France, Italy, Netherlands, Portugal, Spain and Sweden. These patents are the equivalent of the U.S. Patent No. 5424066. There is also a European patent pending which would be the equivalent of U.S. Patents No. 5651970.

The patents are registered to Allen D. Allen, the inventor and are licensed exclusively to us until they expire, the first of which is to occur in 2013. We will develop, market and sell the technology contained in the patents in accordance with the license agreement (See Exhibit 10.6 for Patent License Agreement).

CytoDyn owns the registered trademarks, CytoDyn and Cytolin, and a related trademark symbol.

Competition

The pharmaceutical industry is an expanding and rapidly changing industry characterized by intense competition. CytoDyn will compete with other more established biotechnology companies with greater financial resources than us. Our potential competitors include entities that develop and produce therapeutic agents for treatment of human and animal disease. These include numerous public and private academic and research organizations and pharmaceutical and biotechnology companies pursuing production of, among other things, biologics from cell cultures, genetically engineered drugs and natural and chemically synthesized drugs. Almost all of these potential competitors have substantially greater capital resources, research and development capabilities, manufacturing and marketing resources and experience than CytoDyn. Our competitors may succeed in developing potential drugs or processes that are more effective or less costly than any that may be developed by CytoDyn, or that gain regulatory approval prior to our potential drugs. Worldwide, there are many antiviral drugs for treating HIV and AIDS. In seeking to manufacture, distribute and market the various potential drugs we intend to develop, we face competition from established pharmaceutical companies. All of our potential competitors in this field have considerably greater financial and personnel resources than we possess. Also, based on the premise that HIV patients lose their CD4 cells because of the way some white blood cells stick together in people infected with the virus, Johns Hopkins Medical School owns patents on specific antibodies which are believed to prevent the clumping of white blood cells, which is known as syncytia. It is possible that these antibodies may be licensed by Johns Hopkins and marketed in competition with Cytolin. CytoDyn also expects that the number of its competitors and potential competitors will increase as more potential drugs receive commercial marketing approvals from the FDA or analogous foreign regulatory agencies. Any of these competitors may be more successful than CytoDyn in manufacturing, marketing and distributing its potential drugs. There can be no assurance that CytoDyn will be able to compete successfully.

Seasonality

Our business is not materially affected by seasonal factors.

Employees

We have two full time and employees and one part time employee, engaged in management and product development. CytoDyn is severely understaffed and will expand its employee force upon completion of its $3 to $5 million offering. There can be no assurance we will be able to locate or secure suit able employees upon acceptable terms in the future. Corinne Allen, Allen Allen and Wellington Ewen have entered into Personal Services Agreement with the Company to provide professional services to us for two years.

RISK FACTORS

An investment in our shares is very risky. You should only invest if you can afford to lose your entire investment. Before you invest, carefully consider the risks we discuss in this section, as well as the information elsewhere in these materials. You should also consider the information we incorporate by reference, and information that we file with the Securities and Exchange Commission from time to time.

RISK FACTORS

In addition to other information included in this report, the following factors should be considered in evaluating our business and future prospects:

Risks Related to Our Financial Condition

Our Accountant Has Expressed a Substantial Doubt that We Can Continue As a Going Concern. If We Do Not Continue As a Going Concern, Investors Could Lose Their Entire Investment.

We have accumulated losses since our inception, and our independent accountant has expressed that there is a substantial doubt that we may continue as a going concern. If we do not continue as a going concern, there will be no way for investors to recoup their investments.

We Are a New Business With a Limited Operating History and No Revenues to Date and Cannot Commence Operations Unless We Can Overcome the Many Obstacles We Face.

We are a development-stage company with no prior business operations and no revenues. We are presently engaged in the early stage development of certain potential drugs. Unless we are able to secure adequate funding, we may not be able to successfully develop and market our potential drugs and our business will most likely fail. Because of our limited operating history, you may not have adequate information on which you can base an evaluation of our business and prospects. To date, our efforts have been allocated primarily to the following: aggressively patenting our technology; organizational activities; developing a business plan; obtaining interim funding; and conducting research and working toward the ultimate successful development of our potential drugs. In order to establish ourselves in the bio pharmaceutical market, we are dependent upon funding by sales of our securities and the successful development and marketing of our potential drugs. As a research and development company, we face increased risks, uncertainties, difficulties and expenses such that an investment in our common stock may be worthless if our business fails. We have a history of losses and a large accumulated deficit and we expect future losses that may cause our stock price to lose its value.

For the fiscal years ended May 31, 2004 and May 31, 2005, we incurred net losses of $345,914 and $777,083, respectively. The losses since the company's development stage (October 23, 2003 through May 31, 2005) were $1,115,127. CytoDyn of New Mexico incurred approximately $1.3 in net losses before it assigned its license to us. We expect to lose more money as we spend additional capital to develop and market our technologies and establish our infrastructure and organization to support anticipated operations. We cannot be certain whether we will ever earn a significant amount of revenues or profit, or, if we do, that we will be able to continue earning such revenues or profit. Also, the current economic weakness may limit our ability to develop and ultimately market our technologies. Any of these factors could cause our stock price to decline and result in you losing a portion or all of your investment.

Risks Related to Our Business

Our Inability to Retain and Attract Key Personnel Could Cause Our Business to Fail.

We believe that our future success will depend on the abilities and continued service of certain of our senior management and executive officers, particularly our president and CEO and those persons involved in the research and development of our potential drugs. If we are unable to retain the services of these persons, or if we are unable to attract additional qualified employees, researchers and consultants, we may be unable to successfully finalize and eventually market our drugs being developed, which would have a material adverse effect on our business.

Our Research and Development Efforts May Note Result In Commercially Viable Potential Drugs Which Could Result in a Loss of Investment.

Our technologies are in the development stage. Further research and development efforts will be required to develop these technologies to the point where they can be incorporated into commercially viable or salable potential drugs. We have set forth in this report our proposed research and development program as it is currently conceived. We cannot assure you, however, that this program will be accomplished in the order or in the time frame set forth. We reserve the right to modify the research and development program. We may not succeed in developing commercially viable potential drugs from our technologies. If not, our ability to generate revenues from our technologies will be severely limited. This would result in the loss of all or part of your investment.

Our Potential Drugs Have Not Yet Been Extensively Tested On Humans, and Their Efficacy Is Not Yet Known. If We Cannot Develop Effective Potential Drugs, Our Business Will Fail.

There are numerous legal, scientific and regulatory risks that may prevent us from carrying out its project to develop the proposed antibody therapy to treat HIV disease and AIDS. Investment in CytoDyn must be considered highly speculative because, among other reasons, only limited testing on humans has been conducted. It is possible that proposed therapies will not be effective for treating HIV disease or AIDS or that they will have adverse side effects on human subjects which will prohibit or undermine their intended use. Consequently, investment in our securities involves a high degree of risk and only those persons of adequate financial means, who have no need for liquidity with respect to the investment, and can bear the risk of losing all or part of the investment, are suitable for such investment.

In Order to Create Our Potential Drugs, We Will Need to License or Purchase Clones. If We Are Unable to Do So, We May Not Be Able to Continue Development of Our Potential Drugs.

The patents licensed by us cover the use of certain antibodies to treat HIV disease. Antibodies are produced in a process similar to that of making wine. A seed or "clone" is planted to grow a cellbank. The cell bank is then used to grow a crop of cells. Cells are harvested from the cell bank and then fermented or otherwise processed to make raw antibodies. Finally, the raw antibodies are purified and vialed using an FDA approved method. CytoDyn does not currently own or license the clones used to produce antibodies. We have not yet commenced negotiations with the owners of the needed clones, and there can be no assurance that we will be able to obtain such an agreement. In the event we are unable to obtain a clone license, our use of the antibody will be restricted to research only. In order to protect our potential drugs, we must be able to license the clones, and no such license has yet been negotiated.

We Are Dependent Upon Patents Licensed From Allen D. Allen, Our Chief Executive Officers. The Failure to Maintain These Licenses May Cause Our Business to Fail.

We currently have the right to use patent and proprietary rights which are material to the development of our HIV treatments, by assignment of a license from Allen D. Allen, the owner of the patents. The license requires us to defend the licensed patents from infringement. If we were to fail to defend or maintain patents or other protections of the licensed patents and proprietary technology, it may have a materially adverse effect on our ability to develop our potential drugs.

We May Not Have the Opportunity to Enter Into Strategic Partnerships For the Commercialization of Our Technologies Which Could Have a Severe Negative Impact on Our Ability to Market Our Potential Drugs.

We intend to enter into strategic partnerships or other relationships with established biomedical, pharmaceutical and biopharmaceutical companies to obtain the necessary regulatory approvals and to undertake the manufacturing and marketing efforts required for commercializing our potential drugs. However, we do not have commitments at this time from any potential partners. If we are unable to enter into any new partnerships, then we may be unable to commence the commercialization of our potential drugs.

A Market For Our Potential Drugs May Not Develop, Causing a Failure of Our Business.

Our future success will depend, in part, on the market acceptance, and the timing of such acceptance, of new potential drugs or technologies that may be developed or acquired. To achieve market acceptance, we must make substantial marketing efforts and spend significant funds to inform potential customers and the public of the perceived benefits of these potential drugs. We currently have limited evidence on which to evaluate the market reaction to potential drugs that may be developed, and there can be no assurance that any potential drugs will obtain market acceptance and fill the market need that is perceived to exist.

Our Business Depends on Our Ability to Protect Our Proprietary Technology. If We Cannot Protect It, Our Business May Fail.

We have entered, and will continue to enter, into confidentiality agreements with our employees, consultants, advisors and collaborators. Corinne Allen our Vice President of Business Development and Wellington Ewen our Chief Financial Officer, have entered into Proprietary Information and Inventions Agreements in order to protect our proprietary information. Allen D. Allen as the Inventor of the technology is bound under the Patent License Agreement licensed to CytoDyn. However, these parties may not honor these agreements and we may not be able to successfully protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how. Although we encourage and expect all of our employees to abide by any confidentiality agreement with a prior employer, competing companies may allege trade secret violations and similar claims against us. We may collaborate with universities and governmental research organizations which, as a result, may acquire part of the rights to any inventions or technical information derived from collaboration with them. To facilitate development and commercialization of a proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. Obtaining and maintaining such licenses may require the payment of substantial amounts. In addition, if we are unable to obtain these types of licenses, our product development and commercialization efforts may be delayed or precluded. We may incur substantial costs and be required to expend substantial resources in asserting or protecting our intellectual property rights, or in defending suits against us related to intellectual property rights. Disputes regarding intellectual property rights could substantially delay product development or commercialization activities. Disputes regarding intellectual property rights might include state, federal or foreign court litigation as well as patent interference, patent reexamination, patent reissue, or trademark opposition proceedings in the United States Patent and Trademark Office. Opposition or revocation proceedings could be instituted in a foreign patent office. An adverse decision in any proceeding regarding intellectual property rights could result in the loss or limitation of our rights to a patent, an invention or trademark.

We Will Engage Contract Manufacturers to Produce Our Potential Drugs, Including Our Potential HIV Drugs.

Our dependence on third party manufacturers creates a risk that the manufacturer will become unable to perform work for us, or perform it properly, or the manufacturer may go out of business. This would create a substantial delay in the development of our products, which would have a materially adverse effect on our business.

As a Producer of Potential Drugs, We May Be Exposed to Product Liability and Recall Risks for Which Insurance Coverage Is Expensive, Limited and Potentially Inadequate.

We produce potential drugs, which, if approved for use by humans, subjects us to risks of product liability claims or product recalls, particularly in the event of false positive or false negative reports. The drug platform we are developing is also subject to product liability claims with respect to safety of the product, especially with regard to potential side effects. At the moment we have no product liability insurance, but even if we are successful in obtaining insurance for our potential drugs, a product recall or a successful product liability claim or claims that exceed our insurance coverage could have a material adverse effect on us. Product liability insurance is expensive. In the future we may not be able to obtain coverage on acceptable terms, if at all. Moreover, our insurance coverage may not adequately protect us from liability that we incur in connection with clinical trials or sales of our potential drugs.

Our Management Has Substantial Voting Control Over All Matters.

As of May 31, 2005 Allen D. Allen our president holds 2,118,515 and Corinne Allen, our Secretary and Vice President, holds 1,736,335 of our 8,519,307 shares of common stock outstanding. This gives them 45% voting control over all matters submitted to a vote of the shareholders.

Technological Changes May Render Our Potential Drugs Obsolete.

The biopharmaceutical industry is subject to rapid and significant technological change, and our ability to compete is dependent in large part on its ability continually to enhance and improve its potential drugs and technologies. In order to do so, we must effectively utilize and expand its research and development capabilities, and, once developed, expeditiously convert new technology into potential drugs and processes which can be commercialized. Our competitors may succeed in developing technologies, potential drugs and processes that render our processes and potential drugs obsolete. Certain companies have filed applications for or have been issued patents and may obtain additional patents and proprietary rights relating to potential drugs or processes competitive with or otherwise related to those of CytoDyn. The scope and viability of these patents, the extent to which we may be required to obtain licenses under these patents or under other proprietary rights and the cost and availability of licenses are unknown, but these factors may limit our ability to market potential drugs.

It Is Uncertain If Healthcare Facilities, Providers and Insurance Companies Will Approve Benefits or Reimbursement for Their Members for Our Potential Drugs, Thus Rendering Them More Expensive and More Difficult to Market.

The industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare industry participants. During the past several years, state and federal government regulation of reimbursement rates and capital expenditures in the United States has increased. Lawmakers continue to propose programs to reform the United States healthcare system, which may contain programs to increase governmental involvement in healthcare, lower Medicare and Medicaid reimbursement rates or otherwise change the operating environment in the healthcare industry. Healthcare industry participants may react to these proposals by curtailing or deferring use of new treatments for disease, including treatments utilizing the biologics that CytoDyn is developing.

We Need to Raise at Least $3,000,000 to $5,000,000 in the Next 12 Months or We Will Not Be Able to Continue Our Business.

If we are unable to raise at least $3,000,000 to $5,000,000 in the next 12 months by continuing to obtain capital or by borrowing funds, we will not be able to operate our business.

Risks Related to Legal Proceedings

Management's Responsibility Is to Protect Our Patents, Trademarks and Technology. This Includes Legal Expenses to Oppose Attempts to Steal, Convert or Misappropriate Our Property.

We have been targeted in the past and have had to spend significant legal fees to recover our property. Please see disclosures under "Legal Proceedings" below. If we are unsuccessful in opposing efforts to steal, convert or misappropriate our property, this could have a materially adverse effect on our business.

Risks Related to Regulatory Approvals and Clearances

The Time Needed to Obtain Regulatory Approvals and Respond to Changes In Regulatory Requirements Could Cause Our Business to Fail.

On October 1, 2003, the Food and Drug Administration (FDA) transferred certain product oversight responsibilities from the Center for Biologics Evaluation and Research (CBER) to the Center for Drug Evaluation and Research (CDER). The review and approval of Cytolin® is now under the jurisdiction of the Division of Monoclonal Antibodies (DMA; Steven Kozlowski, MD, acting director, Patrick Swann, Ph.D., acting deputy director) in the

CDER Office of Pharmaceutical Science: Office of Biotechnology Products (Keith O. Webber, Ph.D., Acting Director).

Under current law, all new drugs and biologic products need clinical proof that they are safe and effective before they can be approved for marketing in the United States. The approval of Cytolin will be subject to submission of a Biologics Licensing Application (BLA), submitted to CDER. The BLA is the vehicle through which CytoDyn will formally propose that the FDA approve Cytolin for sale in the United States. To obtain this authorization, CytoDyn will submit for review, as contained in the BLA, nonclinical (in vitro and animal) and clinical (human) test data and analyses, drug information, and descriptions of manufacturing procedures. The submission of a BLA to the FDA does not guarantee that an approval or clearance to market a product will be received.

This process could be costly and lengthy. There may be delays that increases our costs to develop new potential drugs as well as the risk that we will not succeed in introducing or selling them in the United States or other countries.

Newly promulgated or changed regulations could also require us to undergo additional trials or procedures, or could make it impractical or impossible for us to market our potential drugs for certain uses, in certain markets, or at all.

Failure to comply with FDA or similar international regulatory bodies or other requirements may require us to suspend production of our potential drugs which could result in further losses or inability to produce revenues.

Risks Related to Our Common Stock

A Public Market for Our Shares May Never Develop, Making the Shares Illiquid.

A public market for our shares may never develop. This may make it difficult or impossible for investors in our shares to sell them. If our shares are approved for a quotation on the over-the-counter market, they may be thinly traded and highly volatile.

If a Trading Market Develops In Our Securities, It Will Be Limited, Which Makes Transactions In Our Stock Cumbersome and May Reduce the Value of an Investment In Our Stock.

There is no current market for our common stock, but, if one develops, shares of our common stock are "penny stocks" as defined in the Exchange Act, which are traded in the over-the-counter market on the over-the-counter bulletin board. As a result, investors may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the common stock being registered hereby. In addition, the "penny stock" rules adopted by the Securities Exchange Commission under the Exchange Act subject the sale of the shares of our common stock to certain regulations which impose sales practice requirements on broker/dealers. For example, brokers/dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities. Included in these documents are the following:

- the bid and offer price quotes in and for the "penny stock", and the number of shares to which the quoted prices apply;
- the brokerage firm's compensation for the trade;
- the compensation received by the brokerage firm's sales person for the trade;
- the brokerage firm must send the investor a monthly account statement that gives an estimate of the value of each "penny stock" in the investor's account; and
- a written statement of the investor's financial situation and investment goals.

Legal remedies, which may be available to you as an investor in "penny stocks", are as follows:

- if "penny stock" is sold to you in violation of your rights listed above, or other federal or state securities laws, you may be able to cancel your purchase and get your money back;
- if the stocks are sold in a fraudulent manner, you may be able to sue the persons and firms that committed the fraud for damages; and
- if you have signed an arbitration agreement, however, you may have to pursue your claim through arbitration.

If the person purchasing the securities is someone other than an accredited investor or an established customer of the broker/dealer, the broker/dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker/dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities. Accordingly, the Securities and Exchange Commission's rules may limit the number of potential purchasers of the shares of our common stock. Resale restrictions on transferring "penny stocks" are sometimes imposed by some states, which may make transaction in our stock more difficult and may reduce the value of the investment. Various state securities laws pose restrictions on transferring "penny stocks" and as a result, investors in our common stock may have the ability to sell their shares of our common stock impaired.

Item 2. ***Description of Property***

Our principal offices are located at 200 West De Vargas Street, Suite 1, Santa Fe, New Mexico 87501. We lease this 169 square foot office space on a month to month basis at a rent of $514 per month.

Item 3. ***Legal Proceedings***

Rex H. Lewis, a Defendant and former director and C.E.O. of Amerimmune Pharmaceuticals, Inc. has filed a First Amended Cross-Complaint against CytoDyn of New Mexico, Inc., (predecessor company) Allen D. Allen, Corinne E. Allen, Ronald J. Tropp, Brian J. McMahon , Daniel M. Strickland, M.D. and unknown others designated as "Does 101-150".

Mr. Lewis alleges, among other things, misrepresentations or failure to make disclosures related to Cytolin and its development, approval and marketing; interference with Amerimmune's attempt to complete clinical research related to Cytolin and Mr. Lewis' actual or prospective business relationships; and libel and slander of Mr. Lewis.

Currently the Cross-Complaint asserts causes of action for fraud, interference with prospective business interests, libel and slander. The requested relief includes damages (alleged to range from $3 million to $20 million or more), punitive damages, costs and other "just and proper" relief.

The outcome of litigation is uncertain. Management believes that an unfavorable result is unlikely with respect to the claims raised by the Complaint, and that the claims raised by the Cross-Complaint are without merit and are retaliatory. The defendants have retained new counsel which are the same attorney's that represented us in the following case that was decided in our favor.

Mr. Lewis has filed a motion to include CytoDyn, Inc. as a defendant in the Cross-Complaint. We are opposing this motion which will be heard September 2005.

Trial is currently scheduled for October 2005.

CytoDyn, Inc. and Allen D. Allen v. Amerimmune, Inc. and Amerimmune Pharmaceuticals, Inc. v. Biovest International, Inc.

Commonwealth of Massachusetts, Superior Court, Worcester County, Civil Action No. 05-0452-C.

Nature of the claims:

The Company and Allen filed a complaint against Amerimmune, Inc. and Amerimmune Pharmaceuticals, Inc. (together, "Amerimmune") to domesticate an October 4, 2004 judgment that the Company and Allen obtained against Amerimmune in the Superior Court of California for Ventura County, case number SC-039250. Further, the Company and Allen named Biovest International, Inc. ("Biovest") as a trustee-defendant because Biovest possesses a Cell-Bank, the rights to which the Company and Allen own.

Progress to Date:

The Company and Allen were successful in having the California judgment domesticated. Further, the Company and Allen were successful in "charging" Biovest and securing an order that Biovest transfer the Cell-Bank to the Company and Allen. However, the transfer has not occurred because recently Amerimmune's purported successor-in-interest, Maya, Inc. ("Maya"), has sought to intervene in the case, alleging a competing right to the Cell-Bank. The Court recently heard oral argument on Maya's Motion to Intervene and has taken the Motion under advisement. If Maya's Motion to Intervene is denied, the Cell-Bank will be transferred to the Company and Allen, and the litigation will be concluded (absent an appeal). Alternatively, if Maya's Motion to Intervene is granted, the Cell-Bank will not be transferred to any person or entity pending a determination by the Court of the parties' respective rights to the Cell-Bank.

The Company's Response:

The Company has a superior right to the Cell-Bank, and the Company intends to litigate the matter vigorously if Maya does indeed intervene.

Expected Outcome:

We cannot express judgment regarding the outcome of the case or the probable ultimate liability, if any, to be incurred by the Company. However, the Company's claim to the Cell-Bank is strong.

Other legal/patent issues:

Cytodyn has recently discovered that former employees of ex-licensee, Amerimmune Inc., are attempting to convert technology previously adjudicated by the Superior Court of California, County of Ventura to belong to Symbion Research International, LLC. The technology involves LFA-1 Alpha subunit antibodies and the use of the antibodies to treat HIV-infected patients. Because of uncertain consequences resulting from the actions of these rogue Amerimmune Inc. employees, Cytodyn is acting to remedy the situation. The former employees have filed two U.S. patent applications and several foreign patent applications based on a derivative international patent application. Cytodyn will correct the inventorship and assignee in these applications.

Background

Cytodyn granted a license in its patented technology to Amerimmune Inc., which represented that it would assist in obtaining FDA approval of Cytolin®. Amerimmune in turn contracted with Symbion Research International, LLC to assist with the clinical trials of Cytolin®. Symbion sued Amerimmune in 2003 in Superior Court of California, County of Ventura asserting breach for non-payment of services performed. Symbion prevailed in that suit and the Ventura Court awarded title to all technology developed during its relationship with Amerimmune to Symbion. This technology is the subject matter of the patent applications filed by the former employees of ex-licensee Amerimmune.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

Item 5. ***Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities***

Market Information.

On June 17, 2005 5:00pm EST, the Securities and Exchange Commission declared our public registration prospectus effective. The public offering shares were sold and the offering closed on July 31, 2005. We have not yet commenced trading the shares we registered in the registration as we are awaiting a trading symbol. We do not currently have a public trading market for our common stock. . We are in the process of obtaining a trading symbol and a trade date from the National Association of Securities Dealers (NASD). Once and if we receive the symbol from the NASD, the company's shares will be trading on the Over-The-Counter Bulletin Board.(OTCBB) As of August 22, 2005, we have approximately 171 holders of record of our common stock.

Dividends.

Holders of our common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors. We have not paid any cash dividends on our common stock and do not anticipate paying any in the foreseeable future. Management's current policy is to retain earnings, if any, for use in CytoDyn's operations and for expansion of the business.

Securities Authorized for Issuance under Equity Compensation Plans.

The following table sets forth, as of May 31, 2005, all compensation plans under which equity securities of CytoDyn, Inc. are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	None	None	None
Equity compensation plans not approved by security holders	150,000*	$1.00 per share	-0-
Total	150,000		

*This plan is an individual plan pursuant to an employment agreement between us and Wellington A. Ewen. The plan states he is eligible to receive an option for 50,000 shares that will become exercisable at the end of his first year of employment, exercisable at $0.50 a share, additional options for 50,000 shares that will become exercisable at the end of his second year of employment, exercisable at $1.00 a share, and options for 50,000 shares that will become exercisable at the end of his third year of employment, exercisable at $1.50 a share. We have adopted no other option plans.

Recent Sales of Unregistered Securities

We did not issue any unregistered securities during the last fiscal quarter of our fiscal year ended May 31, 2005.

Purchases of Equity Securities

We did not repurchase any of our common stock during the fiscal year ended May 31, 2005.

Item 6. ***Management's Discussion and Analysis or Plan of Operation***

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Overview

We incorporated as Rexray Corporation in Colorado in May 2002. We were originally a blank check company created to target companies for merger or acquisition. We issued to our founder, James B. Wiegand 800,000 shares of our common stock in exchange for services valued at $8,000, and thereafter $3,400 for administrative purposes through a private placement equity offering of 340,000 shares in 2002.

In October 2003, we entered into an acquisition agreement with CytoDyn of New Mexico, Inc., the purpose of which was to acquire the license to three patents and foreign counterpart patents. These patents cover the use of monoclonal antibodies to treat patients with Human Immunodeficiency Virus (HIV) by protecting crucial cells of the body's immune system that are otherwise killed by the disease, permitting the immune system to inhibit the disease and protect against the collateral illnesses that commonly accompany the disease.

We are a development stage company. We have not commenced any significant product commercialization and, until we do, we will not generate any significant product revenues. Most of the efforts and resources commenced by the predecessor New Mexico company, (CytoDyn of New Mexico, Inc, incorporated in New Mexico in June of 1994) have been directed to research and development of Cytolin and related technologies. Since inception of the company and the accumulated losses of the predecessor CytoDyn of New Mexico, we have incurred total research and development expenses of $1.8?? million. As a result of these research and development costs, we have combined, since inception, incurred operating losses generating an accumulated deficit of approximately $ as of May 31, 2005 our fiscal year end. Since October 2003, when we entered into the acquisition agreement with Rexray Corporation through November 30, 2004 , our accumulated net losses had been approximately $581,176. This company has had no research and development expenses during the last two fiscal years, as we have been structuring this new company , focusing on compliance, financing and structure of management. Our research and development expenses will be incurred once we meet with the FDA for approval of a Phase II/III trial We expect to continue to incur operating losses and we expect the accumulated deficit to increase until we are able to market a product and have sales sufficient to support our operations.

The Acquisition Agreement with CytoDyn of New Mexico. Under the October 28, 2003 acquisition agreement with CytoDyn of New Mexico, we:

- Effected a one-for-two reverse split of our common stock,
- Issued to CytoDyn of New Mexico 5,362,640 post-split shares, and
- Amended our articles of incorporation to change our name to CytoDyn, Inc. o Assumed $161,578 in liabilities related to assigned assets

As consideration for the issuance of our shares to it, CytoDyn of New Mexico:

- Assigned a Patent License Agreement dated July 1, 1994 between CytoDyn of New Mexico and Allen D. Allen, covering United States patent numbers 5424066, 5651970, and 6534057, and related foreign patents and patents pending, for a method of treating HIV disease with the use of monoclonal antibodies,
- Assigned its trademarks, CytoDyn and Cytolin, and related trademark symbol, and

- Paid $10,000 in cash.

We accounted for the acquisition as a recapitalization of CytoDyn of New Mexico, with Rexray Corporation as the legal surviving entity. For accounting purposes, the acquisition has been treated as a recapitalization of CytoDyn of New Mexico, with Rexray as the legal surviving entity. Since Rexray had minimal assets and no operations, the recapitalization has been accounted for as the sale of 890,000 shares of CytoDyn of New Mexico common stock for the net assets of Rexray. Therefore, the historical financial information prior to the date of the reverse business acquisition is the financial information of CytoDyn of New Mexico.

History of CytoDyn of New Mexico, Inc.

CytoDyn of New Mexico has been, since its incorporation in New Mexico in 1994, a research and development company focused on developing a treatment for diseases associated with HIV/AIDS. It has never had operating revenues and has never been profitable. It is in the process of dissolving and has distributed the 5,362,640 shares of common stock that it received from us in the acquisition to its shareholders, pro rata. The corporation is in the process of being liquidated.

Summary of Critical Accounting Policies

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, we are currently in the development stage with losses for all periods presented. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain additional operating capital, complete development of its medical treatment, obtain FDA approval, outsource manufacturing of the treatment, and ultimately to attain profitability. We intend to seek additional funding through equity offerings to fund our business plan. There is no assurance that we will be successful.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents. We had no cash equivalents at May 31, 2005. We have completed an initial public offering to pay company expenditures through January 31, 2006. We will have to raise additional funds within the next twelve months. We have not commenced any negotiations for additional funding but we expect to need approximately $3 to $5 million dollars to accomplish our plan of operation for the development of Cytolin. We may raise capital through debt or equity offerings. Capital may be raised in tiers and at different prices as the market price for our shares fluctuates.

Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years. Maintenance and repairs are charged to expense as incurred and major improvements or betterments are capitalized. Gains or losses on sales or retirements are included in the statement of operations in the year of disposition.

Impairment of Long-Lived Assets

We evaluate the carrying value of any long-lived assets under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Income Taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings (Loss) per Common Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

At there was no variance between basic and diluted loss per share as there were no potentially dilutive common shares outstanding.

Plan of Operation

During the next 12 months, our objectives are

- to meet with the FDA and seek approval to continue Phase II/III clinical trials of Cytolin;
- to conduct the further clinical trials needed to get Cytolin to market
- to continue our efforts to protect our technology by obtaining additional patents in The United Kingdom, the European Union and Hong Kong;
- to market our shares and establish a solid reasonable market capitalization,
- to raise approximately $3 to $5 million in additional funds to support our research and development efforts, the clinical trials relating to Cytolin, and our general and administrative expenses; and
- to explore joint venture arrangements for other possible pharmaceutical products.

Continuing Clinical Trials:

Phase I clinical trials were conducted by Symbion Research International under the sponsorship of Amerimmune, Inc. during 2002. We believe that the data from these trials support approval by the FDA of Phase II trials. We purchased the data from these trials from Symbion and will use the data to present to the FDA.

Projected costs to complete our research and development and to obtain FDA approval of a Biologics Licensing Application:

We have negotiated with Symbion International for the right to use the Phase 1 data for a total of $362,000 and to seek approval for the Phase II trials from the FDA. If the Phase II/III study is approved by the FDA, we expect it, together with the pre-Phase II/III efforts, to cost an estimated $2,050,000 to $3,350,000 for Symbion to conduct the clinical trials, plus estimated manufacturing and supply costs of $350,000 to $400,000 and $362,000 for the Phase Ia/b data for a total of $2,762,000 to $ 4,112,000.

Timing and anticipated completion dates for research and development.

These trials can take anywhere from 29 to 42 months. Until we have met with the FDA, which we plan to do within the next three months, we cannot be certain what additional studies, assuming that Phase II/III study supports the efficacy and safety of Cytolin, will be required to receive marketing approval The completion of a Phase II/III Pivotal Study would allow the submission of a marketing application and if approved, would allow us to market Cytolin in the United States to certain HIV patients

Date we expect to begin benefiting from the product:

We expect to complete our research and development of all Cytolin clinical trials needed for approval of a marketing application if at all by December 2008.

Risks and uncertainties associated with completing development within reasonable period of time and if products are not completed on a timely basis:

Even if we are able to complete the development within a reasonable period of time our competitors could still come out with something competitive to our product. Toxicity in the product could go undetected until Phase IV Safety Surveillance after drug approval. We may have to continue to litigate to protect technology, or challenges to patents that have not yet expired, etc. The medical community may lack of acceptance of our product. There may be an inability to secure 3rd party payees such as if medicare would cover costs. Post registration manufacturing problems or downturn of economy or industry could also be risks.

If we are unable to complete clinical trials on a timely basis, with favorable results, our costs will increase significantly and we may not have enough capital to support further research and development and continue in business. Also, if we incur significant delays in being able to market our product, even if we are ultimately able to do so, we will be delayed in earning revenues and probably will require additional financing to continue in business. Please see the section entitled "Risk Factors."

Patents

During fiscal year 2004, several European patents were granted.. The new patents are covered by our License Agreement with Allen D. Allen, our president that gives us the exclusive right to develop his technology worldwide. These patents are designated European Patent No. 94 912826.8, for the United Kingdom, Germany, France, Switzerland, Italy, the Netherlands, Portugal, Spain, and Sweden, and are the counterparts to our United States Patent No. 5424066. Patents are pending in those same countries which, if granted, will be the equivalent of our United States Patent No. 5651970. We estimate the costs associated with these pending patents to be approximately $65,000, including amounts we have already spent. We may file additional patents during the current fiscal year if our research and development efforts warrant them, but we do not have any such potential patents identified at this time other than Hong Kong. The license acquired gives us the right to develop Mr. Allen's worldwide. Patents.

Litigation

For a thorough discussion of our pending litigation, please see the section entitled "Legal Proceedings."

Establishing a Market and Obtaining Funding

On June 17, 2005 5:00pm EST, the Securities and Exchange Commission declared our public registration prospectus effective. 450,000 shares were then sold at $0.75 per shares and the offering was closed July 31, 2005. We are awaiting the assignment of a trading symbol and "a trade date" from the NASD. The proceeds from the public offering will pay for company expenditures through January 2006. We will require additional funding during the 2006 fiscal year in order to continue with research and development efforts and to stay in business. If we are able to complete further offerings, we will be not be able to pay for the company's expenses for more than 6 months. Additional funding will have to occur within the next twelve months in order to continue operations. The amount of that funding is directly related to the clinical trials we are able to conduct and the amounts we will need to continue operations.

We will attempt to create a solid market for our company's shares once we are trading on the OTCBB. We believe this will help obtain additional funding by creating investor confidence in our company.

In addition to operating funds, we will need from approximately $2,762,000 to $4,112,000 for research and development, including clinical trials, and manufacturing and supply costs, depending upon whether we are approved by the FDA to conduct a Phase II/III pivotal study.

We borrowed $121,000 from certain individuals who are friends and business acquaintances of the officers and directors of the Company in March 2005. The company issued promissory notes in exchange for the borrowed funds. The notes carry 5% interest and are due by March 9, 2006. In addition to operating funds and clinical trial funds the company will need to raise the funds to repay these notes.

We do not have any of this funding arranged or secured, and we do not yet have plans for raising the funding we require. We anticipate that we will seek the funding through further equity offerings, either by private placement or by registered offering, or by possible joint venture arrangements with other parties. If we are unable to secure the necessary funding, we will not be able to conduct our research and development activities or to continue in business.

Joint Ventures

Buy-Sell Agreement with Symbion Research International. Effective January 5, 2005.

Our director, Peggy C. Pence, PhD., is the President and Chief Executive Officer of Symbion Research International, Inc. On January 5, 2005, we entered into a buy-sell agreement to purchase intellectual property owned by Symbion. The agreement describes the intellectual property in detail which summarized, is the Phase 1 clinical data and the protocol for the Phase II study. Under the terms of this agreement:

- CytoDyn, Inc may purchase Symbion's Phase I clinical data in connection with obtaining approval from the FDA to conduct the Phase II/Phase III stud(ies) for Cytolin.
- CytoDyn, Inc will grant 83,122 non-qualified stock options with an exercise price of $.75 per share that will vest immediately and be exercisable over 5 years.
- CytoDyn, Inc will pay $25,000 to Symbion by February 10, 2005, 30 days after execution of the agreement.
- CytoDyn, Inc will pay $275,000 to Symbion once our secondary financing is received.

We have paid Symbion $25,000 out of the loan proceeds we received in March 2005. Although the payment was late, Symbion has accepted it and the contract is in force.

In the event the shareholders do not approve the company's option plan by December 31, 2005, CytoDyn, Inc will pay Symbion $62,341.50 in U.S. dollars.

The results of the Phase II/III stud(ies) for Cytolin shall be the sole property of CytoDyn, Inc upon Symbion's receipt of the final payment called for by this agreement. If all remaining payments are not received, the property shall revert to Symbion.

Consulting Agreement with Jacob Lalezari, M.D.

We have entered into a consulting agreement with Dr. Jacob Lalezari to consult with us on our next clinical trials, including but not limited to, revising the protocol, conducting clinical trials as the medical monitor. Dr. Lalezari is a successful AIDS doctor in the U.S that has conducted numerous clinical trials for big pharmaceutical companies such as, Glaxo, Human Genome Sciences, ViTex, Pfizer, Xcyte, BMS, Roche, and Aventis. His expertise and cooperation could help us get this treatment approved the fastest, safest way possible.

Confidentiality Agreement with Paramount Capital

We have signed a confidentiality agreement with Paramount Biosciences, LLC, where Paramount capital agrees not to divulge any confidential information while conducting due diligence on our company. They are evaluating the possibility of providing financing, or assisting us in the development of the product.

Exploring Other Joint Ventures

While we continue to pursue FDA approval of our Cytolin product, we are also considering entering into joint ventures to develop other types of products. We have, for instance, entered into a nondisclosure agreement with another development stage biotech company to discuss the possibility of the joint development of drugs to treat neuropsychiatric diseases or disorders. These discussions are in the early stages and we do not know if we will enter into a joint venture or other arrangement with this company or if any products might ensue from our efforts.

We may also pursue joint ventures or other arrangements to obtain funding for our Cytolin-related endeavors, but we have not pursued this possibility and do not have any prospects at this time.

OTHER MATTERS

We do not expect, in the next 12 months, to make any significant expenditures for equipment. We will continue to staff the company as funds become available. We plan to hire two to three additional financial, medical or business experts in the near future. During the fiscal year ended May 31, 2005, we expended $157,927 in professional fees, consisting of $129,664 legal fees and professional fees incurred in connection with our public registration, our additional patent protection filings, and litigating our pending lawsuits, and $10,676 in accounting and auditing fees. Transfer agent fees and EDGAR filing fees were $12,643. $5,000 was paid for consulting work to Symbion as under our consulting agreement. For the year ended May 31, 2005, $87,185 in legal fees was owed to our director, Ronald Tropp. We expect to incur similar fees in the current fiscal year, based on our research and development efforts, our need for additional capital, and continuing litigation.

Item 7. ***Financial Statements***

The financial statements and supplementary data required by this item are submitted in a separate section beginning on page F-1 of this report.

Item 8. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None.

Item 8A. ***Controls and Procedures.***

An evaluation as of the end of the period covered by this report was carried out, under the supervision and participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief

Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings.

Item 8B. ***Other Information***

None.

Item 9. ***Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.***

Name	Age	Positions Held *
Allen D. Allen	69	President, Chief Executive Officer, Director
Wellington A. Ewen	65	Chief Financial Officer
Corinne E. Allen	37	Vice President Business Development, Secretary, Treasurer, Director
Daniel M. Strickland, MD	60	Director
Peggy J. Pence, Ph.D.	55	Director
Ronald J. Tropp, Esq.	62	Director

* Each officer and Director holds office until his/her successor has been elected and qualified.

Allen D. Allen. Mr. Allen has been our chairman of our board and our president and chief executive officer since October, 2003. Before joining CytoDyn, he was the chairman of the board of directors and chief executive officer of CytoDyn of New Mexico, Inc., since its inception in 1994. from 1990 to 1994 he was a research associate with Olive View-UCLA Medical Center where he collaborated and published with various medical professors oribinal research on HIV, dermatology and general immunology and was the co-investigator on an autologous vaccine study. From1986 to 1990 Mr. Allen was director of scientific affairs, Center for Viral Diseases, Northridge, California, where he conducted and published original research on a large cohort of patients with complex constellations of neuroimmunologic complaints. From 1971 to 1986 he was president of Algorithms, Incorporated where he conducted and published original research in the areas of artificial intelligence, perception, man and machine systems and societal engineering. Over the past thirty years, he has published numerous papers in the peer review science and medical journals. He has also served as an investigator on clinical research sponsored by major pharmaceutical companies, such as Ortho Biotech, Johnson & Johnson, and Sanofi-Winthrop. Mr. Allen invented and patented the family of HIV/AIDS therapies licensed to CytoDyn. He is a member of the American Physical Society and the American Federation of Scientists, a life member of the Institute of Electrical and Electronics Engineers, and a founding member of the Editorial Board of Physics Essays. Mr. Allen received an Associates of Arts degree from the University of California at Berkeley in 1957 and attended the University of California at Los Angeles from 1957 to 1959. In 1953 he received a national ARS Student Award in aeronautics from the American Rocket Society (now the Institute of Aeronautics and Astronautics). Mr. Allen is the father of Corinne E. Allen, our Vice President of Business Development.

Wellington A. Ewen, CPA, MBA. Mr. Ewen, has been our chief financial officer since May 6, 2004. From 1988 until 2000, Mr. Ewen was owner of Wellington Ewen & Associates in Malibu, California, which represented many clients as financial and accounting consultants. He also served as financial and accounting officer for several development stage pharmaceutical companies, including Entropin, Inc. from April 1998 to June, 2000. From February, 1999 until his resignation in 2000, he was the chief financial officer of Amerimmune, Inc. From January, 2000 to July, 2000, he also served as a manager at PriceWaterHouseCoopers in Los Angeles, California. Mr. Ewen is currently licensed as a CPA in Oregon. He received his Bachelor of Science in 1963 and Master of Business Administration from Cornell University in 1964.

Corinne E. Allen, CPA. Ms. Allen has been a director and our secretary and treasurer since October 2003, and was until May 2004, our chief financial officer. In May 2004, Ms. Allen became the vice president of business development. From April 1995 to October 2003, she served as secretary and treasurer of CytoDyn of New Mexico, Inc. where she was also a director from June, 1994 to October 2003. Ms. Allen is a licensed Certified Public Accountant. From 1999 to 2003, Ms. Allen was employed as a senior manager at Deloitte & Touche, and, from 1992 to 1998 was a CPA at Hallquist Jones P.C. She has over 17 years experience in the accounting industry. Ms.

Allen received a B.S. in Business Administration from California State University Northridge with a specialty in Accounting Theory and Practice in 1992. She has been a Certified Public Accountant since January 1997. Ms.Allen is the daughter of Allen D. Allen.

Ronald J. Tropp, Esq. Mr. Tropp has been a director of CytoDyn, Inc. since October 2003. Mr. Tropp was a director of CytoDyn of New Mexico, Inc. from February 2000 to October 2003. He is an attorney admitted to practice of law in New York, California and Wisconsin. He has practiced entertainment and transactional law for over 25 years and has been representing CytoDyn of New Mexico, Inc. since the Fall of 1999. From 1994-1997, he was counsel, legal and business affairs for The Kushner-Locke Company. From 1992 to 1994, Mr. Tropp was a consultant and attorney at law for the Data Group, Playboy Video Enterprises, and the Sinclair Institute. From 1985-1992, he was vice president, legal and business affairs and director legal and business affairs for Playboy Video Enterprises, Los Angeles. From 1980 to 1984, Mr. Tropp was Vice President, Legal Affairs, associate general counsel and as director of legal affairs for Embassy Pictures, Los Angeles. From 1973 to 1980, he served as corporate counsel for Pacific Coast Medical Enterprises; General Counsel for Pacific Medical Enterprises, which owned five acute care hospitals in Southern California. He received a Bachelor of Arts in political science from Swarthmore College in 1965 and a Juris Doctorate degree from University of Wisconsin at Madison in 1968.

Daniel M. Strickland, MD. Dr. Strickland has been a director of CytoDyn, Inc. since October, 2003. He served as a director of CytoDyn of New Mexico, Inc. from 1999 to October 2003. From 1995 to 1998 he practiced with Reproductive Endocrinologists, PC, Augusta, Georgia. From 1998 to the present he has practiced with the Women's Health Clinic in West Jefferson, North Carolina. From 1989 to 1995, Dr. Strickland was Chief, Reproductive Endocrinology, Ob-Gyn Services Division, Saudi Aramco Medical Services Organization in Dhahran, Saudi Arabia. From 1986 to 1989, Dr. Strickland served as Clinical Associate Professor at the University of Texas Health Science Center in San Antonio, Texas. Dr. Strickland served as a nuclear engineer for the U.S. Air Force before he became a physician. Dr. Strickland is board certified by the National Board of Medical Examiners. He received training designations from the American College of Surgeons, and the American Heart Association for Advanced Trauma Life Support and Advanced Cardiac Life Support. He holds U.S. patent No. 3,909,624 for a Split-Ring Marx Generator Grading. Dr. Strickland received a Bachelor of Science in Physics from the University of Georgia in 1966, and a Master of Science in Nuclear Engineering from the Air Force Institute of Technology in 1969. Dr. Strickland received his Doctorate of Medicine from Medical College of Georgia in 1977.

Peggy C. Pence, PhD. Dr. Pence has been a Director since October, 2003. In 1995, Dr. Pence founded Symbion Research International, the CRO (Contract Research Organization) that conducted the successful Phase 1 study of Cytolin, and from then to the present has been its president and chief executive officer. From 1988 to 1992, Dr. Pence was manager of clinical operations and manager of clinical studies for Amgen. From 1986 to 1988, she was manager of therapeutic products for Berlex Laboratories (then known as Triton Biosciences). from 1983 to 1986, she was a pharmaceutical research manager for Serono, Inc. Dr. Pence was employed from 1970 to 1983 by Eli Lilly and Company where, from 1982 to1983, she was a medical information administrator, regulatory affairs and from 1970 to 1974, she was an associate microbiologist for Eli Lilly's Immunology Research Laboratory. Dr. Pence has 30 years of experience in the research and development of traditional pharmaceutical and biotechnology-derived potential drugs and medical devices, including 13 years at Eli Lilly and Company. Dr. Pence received a bachelor of Science degree, magna cum laude, in microbiology from Louisiana Polytechnic Institute in 1969, and a doctor of Philosophy in toxicology in 1983 from Indiana University.

We have no other significant employees whom we expect to contribute significantly to our business.

Currently, we do not have an audit committee. Our Board of Directors acts as our audit committee. Similarly, the Board of Directors has determined that we do not have an audit committee financial expert as defined under the Exchange Act rules. We have been seeking, and continue to seek, an independent person to fill this role.

Compliance with Section 16(a) of the Exchange Act.

Section 16(a) of the Exchange Act requires our Officers and Directors, and persons who beneficially own more than 10% of our common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to provide copies of those filings to us. Based solely on our review of the copies of those forms furnished to us during the fiscal year ended May 31, 2005, we are aware of the following untimely filings:

Name	Position Held	Report	Number of Late Reports

Code of Ethics.

We have adopted a Code of Ethics for our Chief Executive Officer, Vice President of Business Development and our Chief Financial Officer. This Code of Ethics can be found on our website at www.cytodyn.com.

Item 10. ***Executive Compensation***

The following table provides an overview of compensation that CytoDyn, Inc. paid to the Named Executive Officers for the fiscal years ended May 31, 2005, 2004 and 2003.

Summary Compensation Table

		Annual Compensation	Long Term Compensation Awards	
Name and Principal Position	**Year**	**Salary**	**Securities Underlying Options (# shares)**	**All Other Compensation**
Allen D. Allen, President, Chief Executive Officer	2005	98,000(1)	0	0
	2004	98,000(1)	0	0
	2003	0	0	0
James E. Wiegand, President(2)	2005	0	0	0
	2004	45,000(3)	0	0
	2003	0	0	0

1 Mr. Allen's employment agreement with CytoDyn provides for a salary of $98,000. He was paid a total of $32,668 as of the end of each fiscal year 2004 and 2005, and the remainder of his salary was accrued.

2 Mr. Wiegand resigned as president following the acquisition of certain assets of CytoDyn of New Mexico dated October 28, 2003.

3 Paid for services to CytoDyn in connection with the acquisition.

Director Compensation

Our directors did not receive any compensation for their services as directors, nor did any director receive reimbursement for attendance at meetings of the Board of Directors.

Personal Service Agreements

All of our named executive officers have personal service agreements with us. Among other things, each agreement:

- Is effective for two years after its effective date;

- May be terminated by us:

    - Without cause, immediately upon written notice,
    - With "cause", immediately upon notice specifying the cause, or
    - Upon the death or disability of the executive;
- May be terminated by the executive:
    - Voluntarily, upon 4 weeks notice,
    - Within a specified period after a "change in control", upon two weeks notice, and
    - For "good reason", if we do not cure the reason within 30 days of notice;
- Entitles the executive, upon termination by him or her within the specified period after a "change of control" and with "good reason", to:
    - Base salary for the remainder of the term and 12 additional months,
    - Immediate vesting of all stock options,
    - 4 month period in which to exercise options thereby vested,
    - Payment of our portion of premiums under our health plan for the shorter of 12 months or the executive's eligibility for coverage under a health plan offered by the executive's new employer, and
    - Payment of our portion of premiums under our life insurance plan or an equivalent amount for 12 months;
- Entitles the executive, upon termination by him or her without cause or for "good reason", to:
    - Base salary for the remainder of the term and 12 additional months, and
    - Payment of our portion of premiums under our health plan for the shorter of 12 months or the executive's eligibility for coverage under a health plan offered by the executive's new employer;
- Restricts the solicitation of persons who were our officers, directors, executives, consultants or employees;
- Restricts the disclosure of confidential information during or after the term of the Agreement; and
- Requires the disclosure and assignment to us of all "Innovations" developed by the executive individually or jointly during the period of employment and that relate in any way to our business.

Proprietary Information And Inventions Agreement

Wellington E. Ewen, our chief financial officer, and Corinnè E. Allen, our vice president for business development, have signed and delivered to us a Proprietary Information and Inventions Agreement For Employees. Among other things, each agreement provides that:

- It is effective from the first date of employment until five years from the date of termination of employment. Employment is defined to include any time retained as a consultant or on contract.
- The employee will refrain from any activity that is hostile, adverse or competitive, or otherwise nterferes with the executive's service, to us;

- We are the sole owner of the "Proprietary Information" and all patents and other rights related to it
- Any rights that the employee has or may acquire in the "Proprietary Information" are assigned to us
- The "Proprietary Information" will be kept in confidence and trust during and after employment
- All works made by the employee during employment that fall within our scope of our business are Works for Hire, and we will have the sole and exclusive copyrights in them.
- All "Inventions" made by the employee (either alone or jointly) during the period of employment, will be disclosed to us and we will be the sole owner of them, and any related patents and rights.

Change Of Control Agreement

Allen D. Allen, our president and chief executive officer, and Corinne E. Allen, our vice president for business development, have signed and delivered to us a Change of Control Agreement. Among other things, each agreement provides that:

- The Agreement will terminate at the time the executive's employment with us terminates or is terminated;
- Upon termination of the executive's employment by us without "cause" or by him or her with "good reason", in either case within 6 months after a "change of control", the executive will be entitled to:
    - Base salary for the remainder of the term and 12 additional months
    - Immediate vesting of all stock options,
    - 4 month period in which to exercise options thereby vested,
    - Payment of our portion of premiums under our health plan for the shorter of 12 months or the executive's eligibility for coverage under a health plan offered by the executive's new employer, and
    - Payment of our portion of premiums under our life insurance plan or an equivalent amount for 12 months.

Item 11. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The following table sets forth as of August 22, 2005 the beneficial ownership of common stock by each person who is known by CytoDyn to own beneficially more than 5% of the outstanding shares of common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership*	Percent of Class Beneficially Owned
Allen D. Allen(2)	2,118,515	24.86%
Corinne E. Allen(2)	1,736,335	20.38%
J.P. Turner & Company, LLC (1,3)	426,000(1)	5.0%

*To CytoDyn's knowledge, all persons have sole voting power of the shares.

1 J.P. Turner received 426,000 warrants to purchase shares of common stock. The warrants were granted November 25, 2004,to J.P. Turner . They are immediately exercisable at $0.30 per share. The address for these shareholders is in care of the corporation at 200 West De Vargas Street, Suite 1, Santa Fe, New Mexico 87501.

3 The address of the shareholder is 3060 Peachtree Road, Floor 1100, Atlanta, Georgia 30305.

The following table sets forth as of August 22, 2005, the number of common stock beneficially owned by all directors and executive officers.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class*
Allen D. Allen(2)	2,118,515	24.86%
Wellington A. Ewen(2,3)	-0-	*
Corinne E. Allen(2)	1,736,335	20.38%
Ronald J. Tropp(2)	-0-	*
Daniel M. Strickland(2)	8,476	*
Peggy J. Pence(2)	-0-	*
All Officers and Directors as a Group	3,863,326	45.24%

*Less than 1% of outstanding common stock

1 Each shareholder has sole voting and investment power for the shares.

2 The address for the shareholders is in care of the corporation at 200 West De Vargas Street, Suite 1, Santa Fe, New Mexico 87501

3 Mr. Ewen has options to purchase 150,000 shares of common stock in connection with an employment agreement. We know of no arrangements concerning anyone's ownership of stock, which may, at a subsequent date, result in a change of control.

Item 12. ***Certain Relationships and Related Transactions***

Related Party Transactions, Actual or Proposed, In Last 2 Years. We propose to be, or during the last two years were, party to certain transactions involving amounts in excess of $60,000, in which our directors, executive officers, others hold more than 5% of any class of our securities, or their immediate family members, had or will have a material interest. The interested parties and transactions are described below.

Common Stock, Options and Compensation. For a discussion of transactions within the past two years having aggregate values in excess of $60,000 and involving compensation paid or securities issued to our directors or executive officers, please see the discussions entitled "Executive Compensation" in Part III, Item 10 and "Security Ownership of Certain Beneficial Owners and Management And Related Stockholder Matters" in Part III, Item 11.

Agreement to Issue Warrants to J.P. Turner & Company, LLC. J.P. Turner & Company, LLC, is a beneficial owner of 5.02% of our common stock, by virtue of a common stock warrants which it is entitled to receive pursuant to a "Financial Representative Agreement" dated November 25, 2003. Pursuant to the terms of that agreement:

- J.P. Turner acted as our agent in connection with a private offering of our securities;
- We paid the sum of $54,000 to J.P. Turner;
- We are to issue to J.P. Turner warrants for the purchase of 426,000 shares of our common stock, at an exercise price of $0.30 per share;
- When issued, the warrants will:
    - Vest immediately in favor of J.P. Turner;
    - Be exercisable immediately and thereafter for 5 years;
    - Contain customary anti-dilution provisions for stock dividends, splits, mergers and sales of substantially all assets;

- Contain a "cashless exercise" provision;

- We have granted J.P. Turner "piggyback" registration rights, at our expense, with respect to the shares underlying the warrants;

- We are to indemnify J.P. Turner and others against certain losses arising in connection with our material misrepresentations or omissions, the performance by J.P. Turner of the agreement, or breach of representations or warranties by an investor; and

- The term of the agreement is 12 months, subject to termination upon 45 days written notice.

Agreement with Symbion Research International, Inc. Our director, Peggy C. Pence, PhD., is the President and Chief Executive Officer of Symbion Research International, Inc. On October 1, 2003, we entered into a "Master Agreement for Professional Services" with Symbion. The agreement describes general terms and conditions intended to apply to services which Symbion may provide for us, most likely in connection with the conduct of future FDA clinical trials of Cytolin. That agreement requires an advance payment of $25,000 to Symbion, of which $5,000 is to serve as a retainer and the remaining $20,000 is to be applied against billing for services that may be rendered. We have made the advance payment. We also have had discussions with Symbion regarding the possible conduct of Phase II and III trials, and these discussions have resulted in Symbion providing us with a cost estimate:

- based on the assumption that the Phase I trials will not have to be repeated and that the FDA will approve the currently designed Phase II/III study;

- that services related to the end of Phase I and the Pre-Phase II meeting will cost between $50,000 and $100,000;

- that services related to the Phase II/Phase III pivotal study will cost between $1,250,000 and $1,750,000; and

- that the cost to the Investigators will be between $750,000 and $1,500,000, plus the costs of materials, investigational product manufacturing or supplies.

Acquisition of the Assets of CytoDyn of New Mexico. Allen D. Allen, our president, chief executive officer and the chairman of the board of directors, Corinne E. Allen, our vice president of business development, secretary, treasurer and director, Ronald J. Tropp and Daniel M. Strickland, M.D., our directors, and Brian J. McMahon, our former executive vice president, formerly also served as executive officers or directors of CytoDyn of New Mexico, Inc. In October 2003, we acquired the assets of CytoDyn of New Mexico, Inc. and changed our name to CytoDyn, Inc. Please see "The Acquisition Agreement with CytoDyn of New Mexico" under "Description of Business" at Part I, Item 1. In connection with that transaction:

- we issued to CytoDyn of New Mexico 5,362,640 post reverse- split shares of our common stock;

- Allen D. Allen, who is our president, chief executive officer and the chairman of our board of directors, ultimately received 2,118,515 shares of our post reverse-split common stock 1 and indirectly benefited from our assumption of debts in the amount of $71,694 owed to him and Corinne E. Allen by CytoDyn of New Mexico;

- Corinne E. Allen, who is our vice president of business development, secretary and treasurer, ultimately received 1,736,335 shares of our post reverse-split common stock 1 and indirectly benefited from our assumption of debts in the amount of $71,694 owed to her and Allen D. Allen by CytoDyn of New Mexico;

- Daniel M. Strickland, MD, who is a member of our board of directors, ultimately received 8,476 shares of our post reverse-split common stock 1; and

- James B. Wiegand, who until this transaction had been our president, retained 400,000 shares of our post reverse-split common stock.

Services Provided by Ronald J. Tropp. Our director, Ronald J. Tropp, Esq., has provided legal services to us, and to CytoDyn of New Mexico, for a number of years. Currently, we owe him the sum of $87,185 for these services. No arrangements have been made for the payment of this obligation. We anticipate that Mr. Tropp will provide additional legal services to us in the future.

Indemnification, Legal Costs and Fees Incurred by Directors and Officers. Allen D. Allen, our president, chief executive officer and the chairman of the board of directors, Corinne E. Allen, our vice president of business development, secretary, treasurer and director, Ronald J. Tropp and Daniel M. Strickland, M.D., our directors, and Brian J. McMahon, our former executive vice president, are named as Cross-Defendants in a Cross-Complaint filed in the California Superior Court in and for Los Angeles County in an action originally captioned CytoDyn of New Mexico, Inc. et al., v. Amerimmune Pharmaceuticals, Inc. et al., Case number BC 290154. The Cross-Complaint is based upon alleged acts and omissions of these individuals occurring before we entered into the Acquisition Agreement with CytoDyn of New Mexico. In a separate proceeding, in Ventura County, California, captioned CytoDyn, Inc., et al. v. Amerimmune, Inc. et al., Case number SC039250, Allen D. Allen is our co-plaintiff. Please see the discussion entitled "Legal Proceedings" in Part I, Item 3. Our Articles of Incorporation and by-laws provide that we will indemnify directors, officers, and enumerated others against certain liabilities and expenses arising because of the indemnitee's corporate status or relationship. We have not determined whether we have an obligation to indemnify Messrs. Allen, McMahon, Tropp and Strickland and Ms. Allen with respect to any liability that may arise under the Cross-Complaint. We have, however, assumed responsibility for the payment of the legal fees and costs of counsel who jointly represent us and any of Messrs. Allen, McMahon, Tropp and Strickland and Ms. Allen in the Los Angeles County proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Note Given and Debt Owed to Allen D. Allen. In January 2004 we issued to Allen D. Allen, our president, chief executive officer and the chairman of our board of directors, a non interest bearing promissory note, payable on demand, in the original principal amount of $22,788. The note reflects advances made to us by Mr. Allen during the years ending on May 31, 2003 and May 31, 2004. In addition, we owe the sum of $10,000 to Mr. Allen, who advanced that amount to CytoDyn of New Mexico for further payment to Rexray Corporation in connection with the acquisition of the assets of CytoDyn of New Mexico. The sum owed does not bear interest and is payable on demand. During the May 31, 2005 debt owed to Allen D. Allen by an additional $12,000. The total debt owed to Mr. Allen is $44,787.

Notes Given to Corinne Allen. In January 2004, we issued to Corinne E. Allen, our vice president of business development, secretary, treasurer and director, two non interest bearing promissory notes, each payable on demand, in the original principal amounts of $50,000 and $38,906. The notes reflected advances made to us by Ms. Allen during the years ending on May 31, 2003 and May 31, 2004. The $50,000 note was paid in full in February, 2004. The $38,906 note remains outstanding and does not bear interest.

Transactions With Promoters. James B. Wiegand was the promoter of Rexray Corporation and served as its president from the time of incorporation until its acquisition of the assets of CytoDyn of New Mexico. Rexray was incorporated on May 2, 2002, under the laws of Colorado as a "blank check" company. 800,000 shares of its common stock were issued to Mr. Wiegand in exchange for organizational services provided and valued by him at $8,000. By virtue of a one-for-two reverse stock split effected in October, 2003, Mr. Wiegand's common stock ownership was reduced to 400,000 shares. We were party to the following additional direct or indirect transactions with Mr. Wiegand:

- Compensation for Services. In October 2003, we paid $15,000 and gave a promissory note in the original principal amount of $30,000 to Mr. Wiegand. Interest accrued on the unpaid principal amount of the note at the rate of 5% per annum. The note was paid in full in February 2004. The cash payment and note were

1 The shares constituted a portion of the shares issued to CytoDyn of New Mexico, Inc.

given in consideration of services provided to us by Mr. Wiegand, principally in connection with the acquisition of the assets of CytoDyn of New Mexico. Mr. Wiegand determined the value of his services.Rent of Office Space. From May 2, 2002 through September 30, 2002, we rented office space located in Mr. Wiegand's home from Amery Coast Corporation at the rate of $100 per month. The rental rate was based, according to him, upon then current comparable rents. Amery Coast Corporation was controlled by Mr.Wiegand.

- Contributions of Office Space. From October 1, 2002 through May 31, 2003, Amery Coast Corporation contributed office space to us. The rental value of the office space was deemed to be $100 per month, based on the previous rental rate determined by Mr. Wiegand.

- Contributions of Time, Fee and Cash. Mr. Wiegand contributed services during the year ended May 31, 2003, which he valued at $2,970. In addition, during the year ended May 31, 2003, he paid, on our behalf, $1,645 for professional services rendered to us, and during the six month period ending November 30, 2003, he contributed $2,500 to us. The contribution of services and the payments were treated as contributions to capital.

- Contributions of Cash. Mr. Allen contributed $ in additional paid in capital during the year ended May 31, 2005.

Item 13. ***Exhibits***

Incorporated by Reference

Exhibit Number	Exhibit Description	Form	Exhibit Number	Filing Date
3.i	Articles of Incorporation	10SB	3.1	7/11/2002
3.i.2	Amendment to Articles of Incorporation	8K	3.i.2	11 /12/2003
3.ii	Bylaws	10SB	3.2	7/11/2002
10.i	Acquisition Agreement Between Rexray Corporation and CytoDyn of NM, Inc. dated October 28, 2003	8K/A	10.i	1/12/2004
10.ii	Patent License Agreement between CytoDyn of New Mexico, Inc and Allen D. Allen and Amendment to Patent License Agreement	10KSB	10.2	9/14/04
10.iii	Personal Services Agreement between Allen D. Allen and CytoDyn, Inc	10KSB	10.3	9/14/04
10.iv	Personal Services Agreement Between Wellington A. Ewen and CytoDyn, Inc.	10KSB	10.4	9/14/04
10.v	Personal Services Agreement between Corinne E. Allen and CytoDyn, Inc	10KSB	10.5	9/14/04
10.vi	Financial Representative Agreement between J.P. Turner & Company, LLC and CytoDyn, Inc	10KSB	10.6	9/14/04
10.vii	Change of Control Agreement between Allen D. Allen and CytoDyn, Inc.	10KSB	10.7	9/14/04
10.viii	Change of Control Agreement between Corinne E. Allen and CytoDyn, Inc.	10KSB	10.8	9/14/04
10.ix	Proprietary Information between Corinne E. Allen and CytoDyn	10KSB	10.9	9/14/04
10.x	Proprietary Information between Wellington A. Ewen and CytoDyn, Inc.	10KSB	10.10	9/14/04
10.xi	Proprietary Agreement between Allen D. Allen and CytoDyn, Inc.	10KSB	10.11	9/14/04
10.xii	Specimen of Common Stock Certificate	SB-2	4	6/01/04
10.xiii	Subscription Agreement	SB-2	99.1	6/01/04
10.xiv	Office Lease Agreement	SB-2/A	10.3	10/21/04

Exhibit Number	Exhibit Description	Form	Exhibit Number	Filing Date
10.xv	Conditional License Agreement and Court Order for Its Termination	SB-2/A	10.4	10/21/04
10.xvi	Master Agreement for Professional Services with Symbion	SB-2/A	10.3	10/21/04
10.xvii	Amendment No. 1 to Agreement Dated September 30, 2003	SB-2/A	10.2	1/13/05
10.xviii	Buy-Sell Agreement	SB-2/A	10.5.2	1/13/05
10.xix	Amendment to Patent License Agreement	SB-2/A	10.6.1	3/21/05
14	Code of Ethics	10KSB	14	9/14/04

Filed Herewith

21	Subsidiaries of the Company: None
31.1	Section 302 Certification of Allen D. Allen
31.2	Section 302 Certification of Wellington A. Ewen
32.1	Section 906 Certification of Allen D. Allen
32.2	Section 906 Certification of Wellington A. Ewen

Item 14. ***Principal Accountant Fees and Services***

Approval of Services

The Board of Directors has resolved to establish an audit committee composed of our chief financial officer, Wellington Ewen, Corinne Allen, a director and our vice president of Business Development, and an independent member when that person is identified. The audit committee does not yet have a charter. Pending proper establishment of the audit committee, the Board of Directors pre-approves all engagements for audit and non-audit services provided by the Company's principal accounting firm, Cordovano and Honeck, P.C.

Audit Fees

The aggregate fees billed during the fiscal years ended May 31, 2005 and 2004 for professional services rendered by our principal accounting firm, Cordovano and Honeck, P.C., for the audit of the financial services included in Form 10-KSB, and for the review of the interim condensed financial statements included in Form 10-QSB, were approximately $4,030 and $2,500, respectively. Included here are fees associated with the review by Cordovano and Honeck, P.C. of a registration statement filed with the SEC and the related issuance of independent accountant consent letters.

Audit Related Fees

The aggregate fees billed during the fiscal years ended May 31, 2005 and 2004 for assurance and related services rendered by our principal accounting firm, Cordovano and Honeck, P.C., were approximately $5,750 and $3,000 respectively. Assurance and related service fees include the audit of employee benefit plan financial statements and audit-related due diligence assistance on potential acquisitions.

Tax Compliance/Preparation Fees

The aggregate fees billed during the fiscal years ended May 31, 2005 and 2004 for professional services rendered by our principal accounting firm, Cordovano and Honeck, P.C., for tax compliance, tax advice, and tax planning were approximately and $0, respectively. Tax compliance services include the preparation of income tax returns filed with the Internal Revenue Service. Tax advice and planning services included assistance with implementation of tax planning strategies and consultation on other tax matters.

All Other Fees

The aggregate fees billed during the fiscal years ended May 31, 2005 and 2004 for all other professional services rendered by our principal accounting firm, Cordovano and Honeck, P.C., were approximately $896 and $0, respectively. Other services consisted of assistance with the interpretation of new accounting standards and other related services.

Chart of Fees Paid to Independent Auditing Firm For Past Two Fiscal Years

	For fiscal years ended May 31,			
Type of Service	**2005**	**% not pre-approved(1)**	**2004**	**% not pre-approved(1)**
Audit fees	$	N/A	$	N/A
Audit-related fees	9,780		5,500	100%
Tax fees				
Tax compliance			750	
Tax advice & planning				
Total tax fees				
All other fees	896			100%
Total fees	$ 10,676		$ 6,250	

1 These percentages reflect services for which the pre-approval requirement is waived under applicable accounting rules.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoDyn, Inc.

By: /s/ Allen D. Allen
Allen D. Allen, Chief Executive Officer
Date: September 9, 2005

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Allen D. Allen
Allen D. Allen, President, Chief Executive Officer, Director
Date: September 9, 2005

/s/ Wellington A. Ewen
Wellington A. Ewen, Chief Financial Officer
Date: September 9, 2005

/s/ Corinne E. Allen
Corinne E. Allen, Vice President of Business Development, Secretary, Treasurer, Director
Date: September 9, 2005

/s/ Peggy C. Pence
Peggy C. Pence, Director
Date: September 9, 2005

/s/ Daniel M. Strickland
Daniel M. Strickland, Director
Date: September 9, 2005

/s/ Ronald J. Tropp
Ronald J. Tropp, Director
Date: September 9, 2005

	Page
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet at May 31, 2005	F-3
Statements of Operations for the years ended May 31, 2005 and 2004	F-4
Statement of Changes in Shareholders' Deficit for the two year period from June 1, 2003 through May 31, 2005	F-5
Statements of Cash Flows for the years ended May 31, 2005 and 2004	F-6
Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
CytoDyn, Inc.:

We have audited the accompanying balance sheet of CytoDyn, Inc. (a development stage company) as of May 31, 2005, and the related statements of operations, changes in shareholders' deficit, and cash flows for the years ended May 31, 2005 and May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CytoDyn, Inc. as of May 31, 2005, and the results of its operations and its cash flows for the years ended May 31, 2005 and May 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant operating losses since inception, which raises a substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cordovano and Honeck, LLP
Denver, Colorado
August 29, 2005

CYTODYN, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET

May 31, 2005

ASSETS

Current Assets:	
Cash	$ 930
Prepaid expenses	41,341
Total current assets	42,271
Furniture and equipment, less accumulated depreciation of $1,069 (Note 2)	2,533
Intangible asset, less accumulated amortization of $806 (Note 3)	2,094
Deposit	495
	$ 47,393

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities:	
Accounts payable	$ 74,336
Accrued liabilities	99,350
Accrued interest payable	1,441
Notes payable (Note 4)	121,000
Indebtedness to related parties (Note 5)	511,029
Total current liabilities	807,156
Commitments and contingencies (Note 8)	—
Shareholders' deficit (Note 6):	
Preferred stock, no par value; 5,000,000 shares authorized, -0- shares issued and outstanding	—
Common stock, no par value; 20,000,000 shares authorized, 8,069,307 shares issued and outstanding	1,916,334
Additional paid-in capital	40,942
Accumulated deficit	(1,601,912)
Deficit accumulated during development stage	(1,115,127)
Total shareholders' deficit	(759,763)
	$ 47,393

See accompanying notes to financial statements

CYTODYN, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

	For the Year Ended May 31, 2005	2004
Operating expenses:		
General and administrative (Note 10)	$ 385,270	$ 325,550
Research and development	362,342	—
Legal fees, related party (Note 5)	25,900	20,050
Depreciation	1,671	204
Total operating expenses	775,183	345,804
Operating loss	(775,183)	(345,804)
Interest income	234	343
Interest expense	(2,134)	(453)
Loss before income taxes	(777,083)	(345,914)
Income tax provision (Note 7)	—	—
Net loss	$ (777,083)	$ (345,914)
Basic and diluted loss per share	$ (0.12)	$ (0.05)
Basic and diluted weighted average common shares outstanding	6,557,362	6,335,973

See accompanying notes to financial statements

CYTODYN, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Balance at June 1, 2003	—	$ —	5,362,640	$ 1,417,792	$ 23,502	$ (1,594,042)	$ —	$ (152,748)
October 28, 2003, stock issued to acquire the net assets of Rexray Corporation (Note 1)	—	—	890,000	7,542	—	—	—	7,542
Balance at October 28, 2003, following recapitalization	—	—	6,252,640	1,425,334	23,502	(1,594,042)	—	(145,206)
February through April 2004, sale of common stock less offering costs of $54,000 ($.30/share) (Note 6)	—	—	1,800,000	486,000	—	—	—	486,000
February 2004, shares issued to former officer as payment for working capital advance ($.30/share) (Note 5)	—	—	16,667	5,000	—	—	—	5,000
Net loss, year ended May 31, 2004	—	—	—	—	—	(7,870)	(338,044)	(345,914)
Balance at May 31, 2004	—	—	8,069,307	1,916,334	23,502	(1,601,912)	(338,044)	(120)
July 2004, capital contribution by an officer	—	—	—	—	512	—	—	512
November 2004, common stock warrants granted (Note 6)	—	—	—	—	11,928	—	—	11,928
February 2005, capital contribution by an officer	—	—	—	—	5,000	—	—	5,000
Net loss, year ended May 31, 2005	—	—	—	—	—	—	(777,083)	(777,083)
Balance at May 31, 2005	—	$ —	8,069,307	$ 1,916,334	$ 40,942	$ (1,601,912)	$ (1,115,127)	$ (759,763)

See accompanying notes to financial statements

CYTODYN, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	For the Year Ended May 31, 2005	For the Year Ended May 31, 2004
Cash flows from operating activities:		
Net loss	$ (777,083)	$ (345,914)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	1,671	204
Stock-based compensation (Note 6)	11,928	—
Changes in current assets and liabilities:		
Increase in prepaid expenses	(25,039)	(16,302)
Increase in deposits	—	(495)
Increase/decrease in accounts payable and accrued liabilities	93,844	(2,258)
Net cash used in operating activities	(694,679)	(364,765)
Cash flows from investing activities:		
Equipment purchases	(3,167)	(3,335)
Net cash provided by (used in) investing activities	(3,167)	(3,335)
Cash flows from financing activities:		
Capital contributions by officer	5,512	—
Proceeds from notes payable issued to related parties (Note 5)	385,300	115,826
Proceeds from notes payable issued to individuals (Note 4)	121,000	(50,000)
Proceeds from the sale of common stock (Note 6)	—	540,000
Payment of offering costs (Note 6)	—	(54,000)
Net cash provided by financing activities	511,812	551,826
Net change in cash	(186,034)	183,726
Cash, beginning of period	186,964	3,238
Cash, end of period	$ 930	$ 186,964
Supplemental disclosure of cash flow information:		
Income taxes	$ —	$ —
Interest	$ 234	$ 453
Non-cash investing and financing transactions:		
Net assets acquired in exchange for common stock in CytoDyn/Rexray business combination (Note 1)	$ —	$ 7,542
Common stock issued to former officer to repay working capital advance (Note 5)	$ —	$ 5,000

See accompanying notes to financial statements

CYTODYN, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

CytoDyn, Inc. (the "Company") was incorporated under the laws of Colorado on May 2, 2002 under the name Rexray Corporation ("Rexray"). The Company entered the development stage effective October 28, 2003 and follows Statements of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting by Development Stage Enterprises".

The Company plans to develop therapeutic agents for use against the disease associated with Human Immunodeficiency Virus ("HIV"). The Company intends to develop and obtain FDA approval for the use of monoclonal antibodies to treat patients with HIV by protecting the cells of the body's immune system that are otherwise killed by the disease. The Company is continuing the research and development of a treatment for HIV, using technology licensed to it by the Company's president, and may either repeat Phase I trials, if necessary for non-clinical reasons, or with FDA approval, conduct a Phase II/III pivotal study. The Company has not derived any revenues from the licensed technology, but the Company is planning to pursue further clinical trials.

On October 27, 2003, Rexray changed its name to CytoDyn, Inc.

Acquisition Agreement

On October 28, 2003, Rexray, the former Securities and Exchange Commission ("SEC") Registrant, entered into an Acquisition Agreement (the "Agreement") with CytoDyn of New Mexico, Inc. ("CytoDyn NM"), a company incorporated under the laws of New Mexico on June 4, 1994. Under the terms of the Agreement, Rexray agreed to acquire some of the assets of CytoDyn NM in exchange for 5,362,640 shares of its common stock. Following the acquisition, the former shareholders of CytoDyn NM held approximately 85.8 percent of the Company's outstanding common stock, resulting in a change in control. However, for accounting purposes, the acquisition has been treated as a recapitalization of CytoDyn NM, with Rexray the legal surviving entity. Since Rexray had minimal assets and no operations, the recapitalization has been accounted for as the sale of 890,000 shares of CytoDyn NM common stock for the net assets of Rexray. Therefore, the historical financial information prior to the date of the reverse business acquisition is the financial information of CytoDyn NM.

Prior to the Agreement, both Rexray and CytoDyn NM had insignificant operations and were not devoting efforts to establishing a business. Following the Agreement, the Company began devoting substantially all efforts to establishing a new business, but planned principal operations have not yet commenced. As a result, the Company's inception into the development stage has been established at October 28, 2003 and, in accordance with SFAS No. 7, the accompanying financial statements report cumulative financial information from the date of its inception into the development stage.

Under the terms of the Agreement, CytoDyn NM:

- Assigned the patent license agreement between CytoDyn NM and Allen D. Allen covering United States patent numbers 5424066, 5651970, and 6534057, and related foreign patents and patents pending, for a method of treating HIV disease with the use of monoclonal antibodies;
- Assigned its trademarks, CytoDyn and Cytolin, and related trademark symbol; and
- Paid $10,000 in cash

In consideration for the above, the Registrant:

- Effected a one-for-two reverse split of its common stock;
- Issued 5,362,640 shares of its common stock to the shareholders of CytoDyn NM;

- Amended its Articles of Incorporation to change its name to CytoDyn, Inc.; and

- Accepted $161,578 in liabilities related to the assigned assets

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is currently in the development stage with losses for all periods presented. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain additional operating capital, complete development of its medical treatment, obtain FDA approval, outsource manufacturing of the treatment, and ultimately to attain profitability. The Company intends to seek additional funding through equity offerings to fund its business plan. There is no assurance that the Company will be successful.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents. The Company had no cash equivalents at May 31, 2005.

Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years. Maintenance and repairs are charged to expense as incurred and major improvements or betterments are capitalized. Gains or losses on sales or retirements are included in the statement of operations in the year of disposition.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of any long-lived assets under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Research and Development

Research and development costs are expensed as incurred. Per the Buy-Sell agreement with Symbion Research International, the Company expensed the amount the Phase 1 data and Phase II protocol were purchased for, $362,342.

Earnings (Loss) per Common Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

At May 31, 2005, there was no variance between basic and diluted loss per share as there were no potentially dilutive common shares outstanding.

Financial Instruments

At May 31, 2005, the fair value of the Company's financial instruments approximate fair value due to the short-term maturity of the instruments.

Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123. SFAS 123 requires the fair value based method of accounting for stock issued to non-employees in exchange for services.

Companies that elect to use the method provided in APB 25 are required to disclose pro forma net income and pro forma earnings per share information that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB 25. Pro forma disclosures are included in Note 6.

Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29." This Statement eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect application of SFAS No. 153 to have a material affect on its financial statements.

In December 2004, the FASB issued a revision to SFAS No. 123, "Share-Based Payment." This Statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. It establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement No. 123 as originally issued and EITF Issue No. 96-18. This Statement is effective for public entities that file as small business issuers as of the beginning of the first fiscal period that begins after December 15, 2005. The Standard provides for a prospective application. Under this method, the Company will begin recognizing compensation cost for equity based compensation for all new or modified grants after the date of adoption. In addition, the Company will recognize the unvested potion of the grant date fair value of awards issued prior to the adoption based on the fair values previously calculated for disclosure purposes.

(2) PROPERTY AND EQUIPMENT

Property and equipment are as follows at May 31, 2005:

Equipment	$ 1,880
Furniture	1,722
Total	3,602
Less accumulated depreciation	(1,069)
Net property and equipment	$ 2,533

Depreciation expense for 2005 was $1,671.

(3) INTANGIBLE ASSETS

Intangibles are as follows at May 31, 2005:

	Website
Cost	$ 2,900
Less accumulated amortization	(806)
Net intangibles	$ 2,094

Estimated annual amortization expense at May 31, 2005:

Fiscal year ended	
5/31/2006	$ 967
5/31/2007	967
5/31/2008	160

Amortization expense for 2005 was $806.

(4) NOTES PAYABLE

On October 28, 2003, the Company issued a $30,000 promissory note to its former president as payment for services related to the CytoDyn NM Acquisition Agreement. The note carried a five percent interest rate and was due on January 27, 2004. The Company repaid the $30,000 note, and $442 in accrued interest, in February 2004.

The Company has seven unsecured notes payable to individuals, totaling $121,000. The notes were issued in February and March 2005, bear interest at 5%, and mature one year from the date of the note. Accrued interest payable on the notes totaled $1,394 at May 31, 2005.

(5) RELATED PARTY TRANSACTIONS

During February 2004, the Company issued 16,667 shares of its common stock as payment for a $5,000 advance from a former officer ($.30 per share).

At May 31, 2004, the Company owed two officers a total of $71,694 in unpaid promissory notes. During the year ended May 31, 2005, the officer advanced the Company an additional $14,908. The loans do not carry an interest rate and are due on demand. The balance due of $86,502 is included in the accompanying financial statements as Indebtedness to related parties.

A director has provided legal services to the Company and CytoDyn NM over the past several years. During the years ended May 31, 2005 and May 31, 2004, the value of services totaled $29,500 and $20,050, respectively. As of May 31, 2005, the Company owed the director $87,185 for legal services, which is included in the accompanying financial statements as Indebtedness to related parties. As of May 31, 2005, no arrangements had been made for the Company to repay this obligation. The Company anticipates that the director will continue to provide legal services in the future.

The Company's director, Peggy C. Pence, PhD., is the President and Chief Executive Officer of Symbion Research International, Inc. ("Symbion"). On January 5, 2005, the Company entered into a buy-sell agreement to purchase certain intellectual property owned by Symbion. The agreement describes the intellectual property in detail which summarized, is the Phase I clinical data and the protocol for the Phase II study. This intellectual property is necessary to obtain approval for, and to conduct, further FDA clinical tests of Cytolin. Cytolin is a potential new drug being developed by the company for the treatment of Human Immunodeficiency Virus ("HIV").

Under the terms of this agreement:

- The Company may purchase Symbion's Phase I clinical data in connection with obtaining approval from the FDA to conduct the Phase II/Phase III studies for Cytolin.
- The Company will grant 83,122 non-qualified stock options with an exercise price of $.75 per share that will vest immediately and be exercisable over 5 years.
- The Company will pay $25,000 to Symbion by February 10, 2005, 30 days after execution of the agreement.
- The Company will pay $275,000 to Symbion once the Company's secondary financing is received.

The Company paid Symbion $25,000 out of loan proceeds received in March 2005. Although the payment was late, Symbion accepted it and the contract is in force. In the event the Company's shareholders do not approve the Company's option plan by December 31, 2005, the Company will pay Symbion $62,342.

The results of the Phase II/III studies for Cytolin shall be the sole property of the Company upon Symbion's receipt of the final payment called for by this agreement. If all remaining payments are not received, the property shall revert to Symbion. The balance due of $337,342 is included in the accompanying financial statements as Indebtedness to related parties.

(6) SHAREHOLDERS' EQUITY

Preferred Stock

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. The Company had no preferred shares issued and outstanding at May 31, 2005.

Common Stock Sales

From February 2004 through April 2004, the Company sold 1,800,000 shares of its common stock at $.30 per share for net proceeds totaling $486,000, after deducting offering costs of $54,000. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the sales.

The Company has filed a Registration Statement on Form SB-2 with the SEC to offer for sale 450,000 common shares at a price of $.75 per share. The SEC declared the Form SB-2 effective June 17, 2005 (see Note 11).

Stock Options - Employees

During May 2004, the Company granted 150,000 common stock options to an officer with exercise prices ranging form $.50 to $1.50 per share. The Company's common stock had no traded market value on the date of grant. The market value of the stock was determined to be $.30 per share base on contemporaneous sales of common stock to unrelated third party investors. The weighted average exercise price and weighted average fair value of these options as of May 31, 2004 were $1.00 and $.-0-, respectively. 50,000 options vest on May 10, 2005, an additional 50,000 options vest on May 1, 2006, and the final 50,000 options vest on May 1, 2007.

The Company has no other formal plan to grant stock options.

Pro forma information regarding net income and earnings per share is required by SFAS 123 as if the Company had accounted for its granted stock options under the fair value method of that Statement. The fair value for the options granted during the fiscal year ended May 31, 2004 was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	3.00%
Dividend yield	0.00%
Volatility factor	0.00%
Weighted average expected life	3 years

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. Although the above options were determined to have $-0- fair value, the Company has presented the pro forma net loss and pro forma basic and diluted loss per common share using the assumptions noted above.

	For The Years Ended May 31,	
	2005	2004
Net loss, as reported	$ (777,083)	$ (345,914)
Pro forma net loss	$ (777,083)	$ (345,914)
Basic and diluted net loss per common share, as reported	$ (0.12)	$ (0.05)
Pro forma basic and diluted net loss per common share	$ (0.12)	$ (0.05)

Stock Warrants - Financial Representative

During the year ended May 31, 2004, the Company committed to grant to its financial representative, J.P. Turner & Co. and Max O. Gould, an employee of J.P. Turner & Co., warrants to purchase 426,000 shares of the Company's common stock. The warrants carry an exercise price of $.30 per share, vest on the date of grant and expire after five years from the date of grant. The warrants were granted on November 25, 2004. No warrants have yet been exercised.

The Company's common stock had no traded market value on the date of grant. The market value of the stock was determined to be $.30 per share based on contemporaneous sales of common stock to unrelated third party investors. The weighted average exercise price and weighted average fair value of these warrants as of November 30, 2004 were $0.30 and $0.028, respectively.

The fair value for the warrants granted during the year ended May 31, 2005 was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	3.00%
Dividend yield	0.00%
Volatility factor	0.00%
Weighted average expected life	3 years

The following schedule summarizes the changes in the Company's outstanding stock awards:

	Options Outstanding and Exercisable		Weighted Average
	Number of Shares	Exercise Price Per Share	Exercise Price Per Share
Balance at May 31, 2004	150,000	$ 0.50 to $1.50	$ 1.00
Awards granted	426,000	$0.30	$ 0.30
Awards exercised	—	$0.00	$ —
Awards cancelled/expired	—	$0.00	$ —
Balance at May 31, 2005	576,000	$ 0.30 to $1.50	$ 0.48

(7) INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

	2005	2004
U.S. statutory federal graduated rate	34.00%	34.00%
State income tax rate, net of federal benefit	3.06%	3.17%
Net operating loss for which no tax benefit is currently available	(37.06%)	(37.17%)
	0.00%	0.00%

At May 31, 2005, federal and state deferred tax assets consisted of a net tax asset of $287,954, which was fully allowed for in the valuation allowance of $287,954. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the years ended May 31, 2005 and 2004 totaled $287,954 and $141,840. The current tax benefits also totaled $287,954 and $141,840 for the years ended May 31, 2005 and 2004. The net operating loss carryforward expires through the year 2025.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

(8) COMMITMENTS AND CONTINGENCIES

The Company has signed Personal Service Agreements with three officers that cover the two years ended May 31, 2005 and 2006. Under the terms of the agreements, if an officer is terminated by the Company without cause or terminates service for good cause within three months of a change in control, the Company is required to pay the officer the balance of the base salary for the term of the agreement and for an additional 12 months after the expiration of the term.

(9) FINANCIAL INFORMATION - DEVELOPMENT STAGE

Following is the Statement of Operations for the period in which the Company has been in the development stage as required by SFAS No. 7.

October 28, 2003 Through May 31, 2005

Operating expenses:	
General and administrative (Note 9)	$ 702,950
Research & Development	362,342
Legal fees, related party (Note 2)	45,950
Depreciation	1,875
Total operating expenses	1,113,117
Operating loss	(1,113,117)
Interest income	577
Interest expense	(2,587)
Loss before income taxes	(1,115,127)
Income tax provision (Note 5)	—
Net loss	$ (1,115,127)

Following is the Statement of Cash Flows for the period in which the Company has been in the development stage as required by SFAS No. 7.

CYTODYN, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

October 28, 2003 Through May 31, 2005

Cash flows from operating activities:	
Net loss	$ (1,115,127)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	1,875
Stock-based compensation	11,928
Changes in current assets and liabilities:	
Increase in prepaid expenses	(41,341)
Increase in deposits	(495)
Increase in accounts payable and accrued liabilities	91,586
Net cash used in operating activities	(1,051,574)
Cash flows from investing activities:	
Equipment purchases	(6,502)
Net cash used in investing activities	(6,502)
Cash flows from financing activities:	
Capital contributions by CEO	5,512
Proceeds from notes payable issued to related parties (Note 2)	496,494
Repayment of notes payable to related parties (Note 2)	71,000
Proceeds from the sale of common stock (Note 4)	540,000
Payment of offering costs (Note 4)	(54,000)
Net cash provided by financing activities	1,059,006
Net change in cash	930
Cash, beginning of period	—
Cash, end of period	$ 930
Supplemental disclosure of cash flow information:	
Income taxes	$ —
Interest	$ 687
Non-cash investing and financing transactions:	
Net assets acquired in exchange for common stock in CytoDyn/Rexray business combination (Note 1)	$ 7,542
Common stock issued to former officer to repay working capital advance (Note 2)	$ 5,000

(10) GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

	For The Years Ended May 31, 2005	2004
Salaries and payroll taxes	$ 154,879	$ 96,102
Legal	128,729	137,731
Consulting	—	25,000
Other professional fees	35,117	16,059
Patent fees	18,299	20,919
Insurance	36,234	—
Office, travel, and other	12,012	29,739
	$ 385,270	$ 325,550

(11) LITIGATION

Rex H. Lewis, a Defendant and former director and C.E.O. of Amerimmune Pharmaceuticals, Inc. has filed a First Amended Cross-Complaint against CytoDyn of New Mexico, Inc., (predecessor company) Allen D. Allen, Corinne E. Allen, Ronald J. Tropp, Brian J. McMahon , Daniel M. Strickland, M.D. and unknown others designated as "Does 101-150".

Mr. Lewis alleges, among other things, misrepresentations or failure to make disclosures related to Cytolin and its development, approval and marketing; interference with Amerimmune's attempt to complete clinical research related to Cytolin and Mr. Lewis' actual or prospective business relationships; and libel and slander of Mr. Lewis.

Currently the Cross-Complaint asserts causes of action for fraud, interference with prospective business interests, libel and slander. The requested relief includes damages (alleged to range from $3 million to $20 million or more), punitive damages, costs and other "just and proper" relief.

The outcome of litigation is uncertain. Management believes that an unfavorable result is unlikely with respect to the claims raised by the Complaint, and that the claims raised by the Cross-Complaint are without merit and are retaliatory. The defendants have retained new counsel which is the same attorney's that represented us in the following case that was decided in our favor.

Mr. Lewis recently filed a motion to include CytoDyn, Inc. as a defendant in the cross-complaint. We are opposing this motion, which is scheduled to be heard September 2005.

Trial is scheduled for October 2005.

CytoDyn, Inc. and Allen D. Allen v. Amerimmune, Inc. and Amerimmune Pharmaceuticals, Inc. v. Biovest International, Inc.

Commonwealth of Massachusetts, Superior Court, Worcester County, Civil Action No. 05-0452-C.

Nature of the claims:

The Company and Allen filed a complaint against Amerimmune, Inc. and Amerimmune Pharmaceuticals, Inc. (together, "Amerimmune") to domesticate an October 4, 2004 judgment that the Company and Allen obtained against Amerimmune in the Superior Court of California for Ventura County, case number SC-039250. Further, the Company and Allen named Biovest International, Inc. ("Biovest") as a trustee-defendant because Biovest possesses a Cell-Bank, the rights to which the Company and Allen own.

Progress to Date:

The Company and Allen were successful in having the California judgment domesticated. Further, the Company and Allen were successful in "charging" Biovest and securing an order that Biovest transfer the Cell-Bank to the Company and Allen. However, the transfer has not occurred because recently Amerimmune's purported successor-in-interest, Maya, Inc. ("Maya"), has sought to intervene in the case, alleging a competing right to the Cell-Bank. The Court recently heard oral argument on Maya's Motion to Intervene and has taken the Motion under advisement. If Maya's Motion to Intervene is denied, the Cell-Bank will be transferred to the Company and Allen, and the litigation will be concluded (absent an appeal). Alternatively, if Maya's Motion to Intervene is granted, the Cell-Bank will not be transferred to any person or entity pending a determination by the Court of the parties' respective rights to the Cell-Bank.

The Company's Response:

The Company has a superior right to the Cell-Bank, and the Company intends to litigate the matter vigorously if Maya does indeed intervene.

Expected Outcome:

We cannot express judgment regarding the outcome of the case or the probable ultimate liability, if any, to be incurred by the Company. However, the Company's claim to the Cell-Bank is strong.

Other legal/patent issues:

Cytodyn has recently discovered that former employees of ex-licensee, Amerimmune Inc., are attempting to convert technology previously adjudicated by the Superior Court of California, County of Ventura to belong to Symbion Research International, LLC. The technology involves LFA-1 Alpha subunit antibodies and the use of the antibodies to treat HIV-infected patients. Because of uncertain consequences resulting from the actions of these rogue Amerimmune Inc. employees, Cytodyn is acting to remedy the situation. The former employees have filed two U.S. patent applications and several foreign patent applications based on a derivative international patent application. Cytodyn will correct the inventorship and assignee in these applications.

Background

CytoDyn granted a license in its patented technology to Amerimmune Inc., which represented that it would assist in obtaining FDA approval of Cytolin®. Amerimmune in turn contracted with Symbion Research International, LLC to assist with the clinical trials of Cytolin®. Symbion sued Amerimmune in 2003 in Superior Court of California, County of Ventura asserting breach for non-payment of services performed. Symbion prevailed in that suit and the Ventura Court awarded title to all technology developed during its relationship with Amerimmune to Symbion. This technology is the subject matter of the patent applications filed by the former employees of ex-licensee Amerimmune.

(11) **SUBSEQUENT EVENTS**

The Company completed its public offering on July 31, 2005. The Company sold 450,000 shares of its common stock for net proceeds of $296,834 after deducting offering costs totaling $ 40,666.

On August 31, 2005 the Company extinguished $120,083 of its outstanding promissory notes payable with some of the proceeds of the public offering.

CytoDyn, Inc. currently specializes in extending targeted immune therapies beyond their current use as treatments for cancer and auto-immune diseases to treat immunologically-mediated infectious diseases. These diseases are triggered by an "infectious agent" but depend upon an inappropriate immune response. Lyme disease is a familiar example. Immunologically-mediated infectious diseases are usually species specific. As a pertinent example, animals such as chimpanzees can be infected by HIV but only humans develop AIDS as a consequence of HIV infection.



Change from Baseline in CD4 vs Change from Baseline in Viral Load
CD4
Viral Load
Change from Baseline (Copies/mL)
80
70
60
50
40
30
20
10
0
Change from Baseline (log)
0
-0.2
-0.4
-0.6
-0.8
-1
-1.2
Baseline
Day 8 (Part 2/Day 1)
Day 29 (Part 2/Day 22)
Day 50 (Part 2/Day 43)
Measurement Timepoint

Reduction of virus (blue curve) is due to strengthened immune system (red curve) in patients treated with Cytolin ®.

CytoDyn, Inc.
227 E. Palace Ave., Suite M
Santa Fe, New Mexico 87501
(505) 988-5520
www.cytodyn.com